Lundin Mining Corporation

Technical Report
Estação Deposit, Aljustrel, Portugal

March 2007

Prepared by:

Neil Burns, MSc, PGeo
Project Geologist
Lundin Mining Corporation

Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

1	Summary		5
2	Introduction		7
3	Reliance on other experts		8
4	Property description and location		9
5	Accessibility, climate, local resources, infrastructure and physiography		11
6	History		13
7	Geological Setting		16
	7.1	Regional Geology	16
	7.2	Local Geology	17
	7.3	Stratigraphy	18
	7.4	Structure	21
	7.5	Summary	21
	7.6	Deposit Geology	22
	7.6.1	Estação Deposit	22
8	Deposit types		28
9	Mineralization		29
10	Exploration		30
11	Drilling		31
	11.1	Procedures (1997 and onwards)	31
	11.2	Downhole surveying	31
12	Sampling method and approach		33
13	Sample preparation, analyses and security		34
14	Data verification		36
	14.1	Re-assaying program	36
	14.2	QA/QC program	39
15	Adjacent properties		41
16	Mineral processing and metallurgical testing		42
17	Mineral resource and mineral reserve estimates		44
	17.1	General	44
	17.2	Data validation	44
	17.3	Geological model	46
	17.4	Statistical analysis prior to interpretation and compositing	48
	17.5	Statistical analysis after compositing and domaining	50
	17.6	Metal Correlation	51
	17.7	Topcutting	52
	17.8	Findings from statistical analysis of domained composites	52
	17.9	Continuity analysis	52
	17.10	Estimation parameters	52
	17.11	Quantitative Kriging Neighborhood Analysis	53
	17.12	Block model	55
	17.13	Boundary conditions	56
	17.14	Classification	56
	17.15	Validation	57
	17.16	Density	60
	17.17	Tabulation of resources	60
18	Other relevant data and information		63
19	Interpretation and conclusions		64
20	Recommendations		65
	20.1	Drilling	65
	20.2	Data verification	65
	20.3	Aljustrel mine lease exploration budget 2007	66

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

21	References	67
22	Certificate of author	69
23	Consent of qualified person	70

Figures
Figure 1 –Aljustrel mining lease and Malhadinha exploration concession		9
Figure 2 –Aljustrel Location Map		11
Figure 3 -Geology of the Iberian Pyrite Belt		16
Figure 4 –Aljustrel stratigraphic section		18
Figure 5 –Geology of the Aljustrel mine area (see Figure 4 for legend); surface projection of massive
sulfides shown as red dotted lines		19
Figure 6 –Typical cross section through the Estação deposit, section 1640FT		23
Figure 7 –Areas of potential resource expansion		24
Figure 8 –Changes in azimuth with depth		32
Figure 9 –Changes in dip with depth		32
Figure 10 –Sample preparation		34
Figure 11 –Assayers Canada analytical procedures		34
Figure 12 – Scatterplot of re-assaying results for Zn		36
Figure 13 –Scatterplot of re-assaying results for Pb		37
Figure 14 –Scatterplot of re-assaying results for Cu		37
Figure 15 –Q-Q plot for Zn		38
Figure 16 –Q-Q plot for Pb		38
Figure 17 –Q-Q plot for Cu		39
Figure 18 -Estação and Feitais drillhole locations		45
Figure 19 - Topography Surface with Estação and Feitais drillholes		46
Figure 20 - Section 1640FT interpretation		47
Figure 21 -3D view of solids		47
Figure 22 -Block size analysis		53
Figure 23 –Max/min sample analysis		54
Figure 24 –Discretization analysis		54
Figure 25 -Rock type model section 1600FT		55
Figure 26 –Percent model section 1600FT		56
Figure 27 –Classification perimeters -325Z		57
Figure 28 –Indicated blocks with composites –MS domain		57
Figure 29 –Zn model validation domain 100 by easting		58
Figure 30 -Zn model validation domain 100 by northing		59
Figure 31 -Zn model validation domain 100 by elevation		59
Figure 32 -Cu model validation domain 101 by easting		59
Figure 33 -Cu model validation domain 101 by northing		60
Figure 34 -Cu model validation domain 101 by elevation		60
Figure 35 -Indicated grade-tonnage distributions by Zn grade cut-offs		62
Figure 36 –Indicated grade-tonnage distributions by Cu grade cut-offs		62
Figure 37 –Distance to nearest composite, massive sulfide domain		65
Figure 38 –Isometric view of massive sulfide domain blocks above 6% Zn		65

Tables
Table 1 -Estação resource tabulated above a 4% Zn cut-off		5
Table 2 - Estação resource tabulated above a 1.5% Cu cut-off		6
Table 3 –Aljustrel mining lease coordinates		10
Table 4 –Malhadinha exploration concession coordinates		10
Table 5 –Feitais metallurgical projections		43

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Table 6 - Estação drillholes	45
Table 7 -Basic Zn assay statistics prior to interpretation	48
Table 8 -Basic Cu assay statistics prior to interpretation	48
Table 9 –Basic Pb assay statistics prior to interpretation	49
Table 10 –Basic Ag assay statistics prior to interpretation	49
Table 11 –Basic Au assay statistics prior to interpretation	50
Table 12 -Sample length statistics	50
Table 13 –Domained composite statistics	51
Table 14 -Metal correlations	51
Table 15 -Topcut analysis	52
Table 16 -Estimation parameters	53
Table 17 -Estimation search parameters	54
Table 18 -Block model origin	55
Table 19 -Global model validations	58
Table 20 -Tabulated resources by Zn cut-offs	61
Table 21 -Tabulated resources by Cu cut-offs	61
Table 22 –Aljustrel exploration budget, 2007	66

Appendices

Appendix A –Quality assurance and quality control
Appendix B –Zn block model and composites, massive sulfide domain

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

1     Summary

The author was requested by Lundin Mining Corporation’s (Lundin) Exploration Manager for Iberia, Robert Carmichael to produce a block model and resource estimate for the Estação deposit, located within Lundin’s Aljustrel Mine property, Portugal. Resource estimation was undertaken in accordance with CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM 2005) definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This Technical Report has been prepared in accordance with the requirements of Form 43-101F.

The Estação deposit is at an intermediate stage of exploration having undergone several phases of drilling for a total of 25 diamond drillholes which total 12,395 m. The deposit is interpreted to be the faulted offset of the Feitais deposit, located to the southwest.

The Aljustrel mine lease was expanded in 2006 to include the Estação deposit. At the time of this report the Aljustrel mine is working towards reopening in September 2007. The Estação deposit was not economically factored into the feasibility work on Aljustrel, but was identified as a possible resource expansion opportunity.

Three dimensional (3D) modeling methods and parameters were used in accordance with principles accepted in Canada. A geological volume model was created by the author from the drillhole logs and interpretations supplied by Lundin. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. The mineralized units were partitioned into two zones to reflect the relative metal abundances and elemental correlations within the Estação host rock units.

Gemcom mining software was used to establish a 3D block model and subsequent grade estimates. Ordinary Kriging was used to estimate block grades. Average bulk densities were used to create density block models.

The estimates are categorized as Indicated and Inferred mineral resources and reported above a grade cutoff that is considered appropriate for an underground mining operation.

At a cut-off of 4.0% zinc the currently defined Indicated Resource at Estação is 5.4 million tonnes grading 5.05% Zn, 0.22% Cu, 1.57% Pb, 47.1 g/t Ag and 0.23 g/t Au (Table 1). Inferred Resources are estimated at 4.8 million tonnes grading 4.79% Zn, 0.24% Cu, 1.47% Pb, 44.5 g/t Ag and 0.29 g/t Au above the same zinc cut-off grade.

Table 1 -Estação resource tabulated above a 4% Zn cut-off
Classification	Ktonnes	Zn %	Cu %	Pb %	Ag g/t	Au g/t
Indicated	5,384	5.05	0.22	1.57	47.1	0.23
Inferred	4,797	4.79	0.24	1.47	44.5	0.29

Apart from the Zn resources a small Cu resource also exists within the stockwork domain. This resource only slightly overlaps with the Zn resource (i.e. only an insignificant number of blocks have Cu and Zn grade included in both tables). At a cut-off of 1.5% Cu the currently defined Indicated copper resource at Estação is 118,000 tonnes grading 1.99% Cu, 0.11% Zn, 0.03% Pb, 11.7 g/t Ag and 0.08 g/t Au (Table 17). Inferred Resources are estimated at 20,000 tonnes grading 1.58% Cu, 0.13% Zn, 0.03% Pb, 10.3 g/t Ag and 0.09 g/t Au above the same copper cut-off grade.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Table 2 - Estação resource tabulated above a 1.5% Cu cut-off
Classification	Ktonnes	Cu %	Zn %	Pb %	Ag g/t	Au g/t
Indicated	118	1.99	0.11	0.03	11.75	0.08
Inferred	20	1.58	0.13	0.03	10.32	0.09

The Estação deposit remains open down plunge to the northwest as well as towards the Repressa Fault to the southeast.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

2     Introduction

The author was requested by Lundin Mining Corporation’s (Lundin) Exploration Manager for Iberia, Robert Carmichael to produce a block model and resource estimate for the Estação deposit, located within Lundin’s Aljustrel Mine property, Portugal. Resource estimation was undertaken in accordance with CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM 2005) definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

Mr. Neil Burns, P.Geo., a Project Geologist with Lundin, served as the Qualified Person responsible for preparing this Technical Report and resource estimate. For reasons of his position Mr. Burns is not considered independent as defined by the tests in section 1.5 of NI 43-101.

Mr. Burns currently resides in the town of Aljustrel and has visited on numerous occasions the Moinho and Feitais underground mines, surface outcroppings and core facilities.

This report is intended to be used by Lundin as a supporting document for the Estação resource estimates. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

This report will be filed as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

All coordinates used in this report are in Aljustrel Mine coordinates which are a transformation of Hayfor Gauss (HG) referenced to Central Point as follows:

  HG X + 200,000 m

  HG Y + 300,000 m

  HG Z - 100 m

All measurement units used in the resource estimate are metric and the currency is expressed in US dollars unless stated otherwise.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

3     Reliance on other experts

No disclaimer statement was necessary for the preparation of this report. The author has not relied upon reports, opinions or statements of legal or other experts who are not qualified persons.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

4     Property description and location

The following section has been modified from Drake, Lauzier and Dawson’s 2006 report entitled Technical Report on the Aljustrel Project, Portugal

The Aljustrel Project consists of the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession (Figure 1).

Figure 1 –Aljustrel mining lease and Malhadinha exploration concession

The Aljustrel Mining Lease is centered on the town of Aljustrel and covers the St. João, Moinho, Algares and Feitais massive sulphide deposits. The lease has an area of 4.7 km2 and its coordinates are shown in Table 3. The lease was signed between the Secretary of State of Industry and Innovation for the Government of Portugal and PA on May 12, 2006 and replaces the previous contract signed on January 10, 1992. The new lease modified the old lease area to include the Estação deposit. The permit is valid for 50 years from the date of signing, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead, and silver. The lease has no royalty to the state.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Table 3 –Aljustrel mining lease coordinates
	Hayfor Gauss (Central Point)		Mine Coordinates
Vertices	Easting	Northing	Easting	Northing
A	-5,201.60	-198,185.80	194,798.40	101,814.20
B	-3,914.90	-197,702.00	196,085.10	102,298.00
C	-3,541.30	-197,974.80	196,458.70	102,025.20
D	-3,492.90	-197,917.30	196,507.10	102,082.70
E	-3,047.20	-198,207.70	196,952.80	101,792.30
F	-3,114.00	-198,287.00	196,886.00	101,713.00
G	-3,034.70	-198,345.00	196,965.30	101,655.00
H	-3,315.29	-198,753.77	196,684.71	101,246.23
I	-2,855.67	-199,213.39	197,144.33	100,786.61
J	-2,638.30	-198,996.02	197,361.70	101,003.98
K	-2,474.70	-199,264.70	197,525.30	100,735.30
L	-2,052.20	-199,605.00	197,947.80	100,395.00
M	-1,750.00	-199,273.40	198,250.00	100,726.60
N	-2,113.21	-198,470.93	197,886.79	101,529.07
O	-2,289.99	-198,294.15	197,710.01	101,705.85
P	-1,971.79	-197,975.95	198,028.21	102,024.05
Q	-1,639.45	-198,308.29	198,360.55	101,691.71
R	-1,745.51	-198,414.36	198,254.49	101,585.64
S	-1,378.40	-198,761.60	198,621.60	101,238.40
T	-948.70	-199,711.98	199,051.30	100,288.02
U	-1,313.20	-199,876.78	198,686.80	100,123.22
V	-1,674.10	-200,114.40	198,325.90	99,885.60
W	-2,179.20	-200,931.50	197,820.80	99,068.50
X	-3,348.90	-199,466.80	196,651.10	100,533.20

The Malhadinha Exploration Concession surrounds PA’s Aljustrel Mining Lease and was granted by the Portuguese government (Direcção Geral de Geologia e Energia – DGGE) to PA in October 2005. The concession has an area of 504 km2 and its coordinates are shown in Table 4. The Concession agreement gives PA the exclusive right to undertake exploration in the area for a period of two years. Following the initial two years, PA has the option to extend the agreement for three, one year periods with a 50% reduction in the area after each year extension or apply to have the exploration converted to an exploitation concession.

The concession covers the potential extension of the Estação deposit as well as the massive sulphide prospective stratigraphy that extends from Aljustrel northwest to and including the Lousal deposit, a distance of over 30 km.

Table 4 –Malhadinha exploration concession coordinates
	Hayfor Gauss (Central Point)		Mine Coordinates
Vertices	Easting	Northing	Easting	Northing
A	-30,000.00	-178,000.00	170,000.00	122,000.00
B	-16,000.00	-180,000.00	184,000.00	120,000.00
C	2,000.00	-200,000.00	202,000.00	100,000.00
D	-6,000.00	-200,000.00	194,000.00	100,000.00
E	-20,000.00	-212,000.00	180,000.00	88,000.00

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

5     Accessibility, climate, local resources, infrastructure and physiography

The following section has been taken directly from Drake, Lauzier and Dawson’s 2006 report entitled Technical Report on the Aljustrel Project, Portugal.

The Aljustrel Project is accessible by rail and major highways from Lisbon and Faro, both of which have daily international flights to other locations in Europe and abroad. Aljustrel is located 175 km southeast of Lisbon and 125 km north of Faro (Figure 2). There are some 12,000 inhabitants living in the Aljustrel Municipality, which is part of the District of Beja.

Figure 2 –Aljustrel Location Map

The area has a Mediterranean climate that is characterized by long, dry summers and short, moderate winters.

The population density of the area is low with most people employed in farming (cattle, sheep, cereal crops, cork, olive and wine), mining and associated service industries.

A modern infrastructure is available in the town of Aljustrel for most general services and includes medical care, telecommunications, banking, housing, vehicle purchase and repair and schooling. The town has a long established history as a mining community with a number of local inhabitants employed by PA, supporting the mine and plant during the present care and maintenance program.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Rail transport connects the processing plant with dedicated concentrate storage and loading facilities at the deep sea port at Setubál, located approximately 160 km to the northwest of Aljustrel and 50 km to the south of Lisbon.

Electrical power for the mine is available from the national power grid that services southern Portugal.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

6     History

The following section has been updated from Drake, Lauzier and Dawson’s 2006 report entitled Technical Report on the Aljustrel Project, Portugal to include events that have transpired since the filling of their report

The Aljustrel area has undergone sporadic mining and exploration dating back to Phoenician times, and includes a period of extensive work by the Romans. During Roman times, precious metal and copper were exploited from surface gossans and underlying sulphides at the Algares and Sao João deposits. Records of this activity include underground workings at Sao João and surface pits with adjacent slag fields at Algares. Two bronze mining tablets with the inscribed Roman Mining Laws of the day were discovered in slag fields and are now on display at the Instituto Geológico e Mineiro (IGM) and at the National Archeological Museum in Lisbon.

Modern mining at Aljustrel began in the mid 1800’s, when the Algares and Sao João deposits were exploited for pyrite, which was used as a source of iron and sulphur. Due to the extensive size of the deposits and the small rate of production during this time, reserve depletion was not an issue and no systematic exploration was done until the mid 1900’s. By the end of World War II, the known reserves at Algares were nearly exhausted and poor ground conditions at Sao João made mining difficult. An extensive exploration effort was initiated southeast of Sao João, leading to the discovery of the Moinho deposit.

Serviço de Fomento Mineiro (state agency precursor to Instituto Geológico e Mineiro -IGM) discovered the upper edge (‘Carrasco vein’) of the Moinho deposit 14 m below surface during a Turam EM survey in 1956. This survey failed to detect the deeper and thicker part of the deposit that was identified by gravity in subsequent years. The deposit was developed and exploited from the 0 level to the 200 level using cut and fill mining by Minas de Aljustrel S.A.R.L., a Belgium owned company, from 1955 to 1974.

Gravity surveys across the Aljustrel area in the 1960’s led to the discovery of the Feitais deposit in 1964 and the Estação deposit in 1969. In 1970, a combination of gravity and geology led to the discovery of the Gavião deposit 2.5 km southwest of the St. João deposit.

In the 1960’s, the Santa Barbara rail tunnel (200 m level below the surface measured as 0 m) was driven to connect Moinho and Algares, and then extended from Algares to the Feitais deposit. In the early to mid 1970’s, approximately 3,500 m of development drifts were completed on the 140, 190 and 200 levels of the Feitais deposit. This development was connected to surface by an Alimak raise. In the early 1970’s the government acquired control of the operating company PA. PA remains the owner of the Aljustrel mine to this day. PA carried on mining activity at Moinho, and initiated limited cut and fill pyrite mining from Feitais. Feitais ore was transported by rail along the Santa Barbara tunnel to the Algares Mine and hoisted to surface. Backfill was transported by rail along an underground tunnel from a local quarry. In 1981 and 1982, PA collared a ramp on surface and began driving a ramp from the 112 level that was eventually to join the ramp being driven from surface. This ramp was never completed.

In the late 1980’s the market for pyrite collapsed and pyrite mining became uneconomic. Encouraged by the success of the recently discovered copper and tin rich Neves-Corvo mine located 50 km to the south, PA decided to change focus and start extracting base metals from the Moinho deposit. This involved constructing a 1.2 Mtpa processing plant, sinking a shaft, installing an underground crusher and conveyor system and driving a 3 km access ramp from surface to provide trackless access to the mine. The extraction method was changed from small-scale cut and fill mining to large-scale long hole open stoping, and development workings were completed on the 275, 305 and 335 m levels.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

The Moinho workings were much larger (4.5 m x 5 m) than previous workings because of the change to trackless mining and larger scale mining equipment. In the early 1990’s, three blast hole stopes were developed at the Moinho mine between the 272 and 335 levels from which 1.1 Mt of ore was extracted to supply the new mill. The stopes were up to 60 m long by 30 m wide by 30 to 60 m high, and remain open to this day.

The mill was commissioned in September of 1991 and operated until March of 1993 at which time it was shut down because of operating difficulties and low metal prices. While operating, the plant produced copper and zinc concentrates, which were shipped by rail in sealed pots to dedicated concentrate storage and handling facility located at the deepwater port of Setubál. According to the records, only a small amount of lead concentrate was produced in February 1993. The mine has been on thorough care and maintenance since closure.

In 1993, Robertson Research Minerals Ltd. were retained by P.A. to assist in the preparation of a report to provide a technical and economic opinion of the future economic viability of the base metal mining and processing operations at Aljustrel. The main conclusion drawn from this report was that the base metal and processing facilities at Aljustrel could be operated at sufficient profit to repay future capital and development costs, and yield a Net Cash Flow of US$101 M over a 15 year operational period.

In 1997 EuroZinc (now Lundin Mining Corporation), through its predecessor companies Auspex Minerals Ltd and International Vestor Resources Ltd, completed a 10 hole (5,351 m) surface drill campaign on the Estação deposit.

In 1998, EuroZinc’s predecessor companies completed a pre-feasibility study that examined the economic viability of selectively mining the higher grade zinc zones within the Feitais and Moinho massive sulphide deposits. The study, completed in October 1998, investigated mining at a rate of 1.5 Mt per year for a project life of 12 years. A financial analysis based on metal price of US$0.55 per pound of zinc, US$0.28 per pound of lead and US$5.50 per ounce of silver, and assuming 100% equity financing, indicated that the project should move forward to full feasibility.

In 1998, EuroZinc signed an option agreement with EDM and PA to acquire up to 75% of PA by completing a bankable feasibility study aimed at resolving the previous metallurgical problems and optimizing production. Since then, EuroZinc completed a bankable feasibility study whereby annual production would be increased from 1.2Mt to 1.8Mt. Zinc and lead ore will be mined separately from copper ore with mine production focused on the higher grade Feitais deposit.

EuroZinc completed a four-phase exploration and definition program starting in June 1998 and continuing through to May of 2000 as part of the feasibility study being overseen by SRK to evaluate the economic viability of selective mining at the Feitais and Moinho mines. Estação resources were not estimated in this feasibility study. The exploration and definition program consisted of diamond drilling, re-logging and re-assaying of historic drill core, underground channel sampling and mapping. In total, 81 surface diamond drill holes (26,000 m) were completed at Feitais, 10 underground diamond drill holes (997 m) at Moinho and 3 surface holes (1,153 m) at Estação.

In December 2001, EuroZinc completed the acquisition of EDM’s 75.17% interest in PA.

In 2002, EuroZinc drilled hole ES0014 (399 m) at Estação.

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Estação Deposit, Aljustrel, Portugal

In November 2002, following a financial restructuring of PA, EuroZinc increased its ownership to 99.9% of PA.

In March 2004, EuroZinc completed an update of the SRK feasibility study using, at the time, current capital and operating costs.

In 2005, EuroZinc completed an underground drill program at the Moinho mine, metallurgical test work and process plant design in anticipation of improved commodity prices and the project moving forward into development and production.

In March 2006 EuroZinc completed an update of the Aljustrel Project Feasibility Study. The updated report documented a number of new studies and allowed for the completion of a new economic analysis of the project. New work included the following:

  Underground drill program (6,703 metres in 65 holes) at the Moinho deposit

  Updated resource estimate of the Moinho deposit by Amec Americas Limited

  Modified mine design and ore delivery system for the Feitais deposit

  Metallurgical test work completed by G&T Metallurgical Services Ltd.

  Process plant engineering by Outokumpu Technology Minerals, Oy.

  Updated capital and operating costs, and forecasted long term metal prices, treatment charges and exchange rates

Key parameters of this updated feasibility study were:

  Capital cost: US$ 88.3 million

  Average operating cost: €24.84 (US$27.32) per tonne

  Cash cost of payable zinc: US$ 0.46 per lb. net of by-product credits

  Annual average production: 176 million lbs. of zinc, 40 million lbs. of lead and 1.2 million oz. of silver per year

  Minimum mine life: 10 years

In May 4th, 2006 EuroZinc announced that Empresa de Desevolvimento Mineiro, S.A. (EDM) received approval from the Portuguese government to proceed with signing the addendum to the agreement regarding the purchase and sale of the shares of Pirites Alentejanas, S.A., the operating company that owns the Aljustrel mine. On the basis of this approval, the Company commenced with the development required to bring the Aljustrel mine into production by September 2007.

On May 12, 2006 an updated mining lease was signed between the Secretary of State of Industry and Innovation for the Government of Portugal and PA and replaced the previous contract signed on January 10, 1992. The new lease modified the old lease area to include the Estação deposit. The permit is valid for 50 years from the 1992 date of signing, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead, and silver. The lease has no royalty to the state.

On October 31st, 2006 EuroZinc merged with Lundin Mining Corporation, retaining the Lundin name.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

7     Geological Setting

7.1    Regional Geology

The geology of the Iberian Pyrite Belt (IPB) is described by numerous authors and was recently summarized by Carvelho et al. 1997. The belt forms the main part of the South Portuguese Zone (SPZ) of the Iberian segment of the Variscan Fold Belt (Figure 3).

Figure 3 -Geology of the Iberian Pyrite Belt

The IPB consists of a Devonian-Carboniferous volcano-sedimentary sequence that forms an arcuate belt (250 km by 60 km) that extends westward from Seville in Spain to northwest in southern Portugal. The belt is host to some of the world’s largest volcanogenic massive sulfide (VHMS) deposits.

The IPB is subdivided into several tectono-stratigraphic units including, from oldest to youngest: (i) Phyllite-Quartzite group (PQ-Upper Devonian), (ii) Volcanic-Siliceous complex (VS-Upper Devonian to Carboniferous) and (iii) Flysch group (FG-Carboniferous; Culm group of Schermerhorn and Stanton, 1969).

The PQ is a predominantly sedimentary sequence that consists of slates, quartzites, minor conglomerate and limestone and outcrops mainly in the cores of anticlines. Micro and macrofossils from limestone units near the top of this unit are Upper Devonian.

The VS conformably overlies the PQ and consists of a volcano-sedimentary sequence of felsic to mafic volcanics with lesser tuffaceous and chemical sediments. The felsic volcanics are volumetrically (70%) more common than the mafic or intermediate volcanic rocks. They consist primarily of coherent facies volcanic rocks with lesser tuffs (hyaloclastic and pyroclastic) and re-sedimented epiclastic rocks. The bi-modal volcanic suite is economically important because these units host the polymetallic massive sulphide deposits as well as the numerous manganese occurrences in the belt. Each productive volcanic center is comprised of one to three cycles of felsic volcanism. The upper more sedimentary component of the VS consists of shale, greywacke, quartzite, chert, jasper and minor limestone lenses that are gradational with the volcanic centers.

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The Flysch group conformably overlays the VS and is a widespread unit that is <500 m thick in the eastern part of the IPB and reaches several km thickness in Portugal. It is a turbidite sequence consisting primarily of shale, greywacke and conglomerate.

The above strata of the SPZ are interpreted to represent terrigenous sediments (PQ) deposited on a continental margin followed by submarine mafic to felsic volcanism (VS). The Flysch group records the change from volcanism to sedimentation and associated basin collapse. Correlations of volcanic and sedimentary facies suggest volcanism migrated from southwest to northeast while basin subsidence developed from northeast to southwest.

The SPZ, part of the Variscan Fold Belt, is dominated by southwest verging folds and associated imbricate thrust faults. In the core of anticlinal structures, the oldest rocks exposed are always Upper Devonian or younger suggesting a decollment at the base of the thrust complex consistent with thin skinned tectonic style of deformation. Rocks of the SPZ have undergone regional metamorphism that was syn to post-deformation. It grades from zeolite facies in the south to greenschist facies in the north.

The Iberian Pyrite Belt is the largest VHMS district in the world, hosting over 90 individual occurrences that include some of the largest deposits in the world. Some of the larger deposits are considered to be giant deposits (>50 Mt), and include Rio Tinto (>290 Mt), Neves Corvo (>270 Mt), Aljustrel (>230 Mt), Los Frailes-Aznalcollar (>110 Mt), Tharsis (>100 Mt), La Zarza (>100 Mt) and Sotiel-Migollas (>100 Mt). Most of the deposits occur in clusters that may represent multiple deposits related to the same volcanic center or bodies dismembered and displaced by syn-depositional slumping or post-depositional faulting. The deposits are commonly zoned with higher-grade zinc-rich zones near the hanging wall and copper-rich zones near the footwall, separated by barren to lower grade pyrite.

The deposits are conformable lens to sheet like bodies that are up to 5 km long by 1.5 km wide by 80 to >100 m thick and are commonly underlain by stockwork zones. They consist essentially of pyrite with lesser amounts of sphalerite, chalcopyrite and galena and minor amounts of tetrahedrite, arsenopyrite, bornite, pyrrhotite and cassiterite. Gangue minerals include silica, carbonate and barite. Stockwork zones consists of pervasive chlorite alteration cut by stringers and veins of pyrite + chalcopyrite + silica which grade laterally into pervasive silica + sericite alteration with disseminations of pyrite + sphalerite.

7.2    Local Geology

The Aljustrel Mine area is host to a number of Late Devonian to Early Carboniferous stratiform, exhalative polymetallic VHMS deposits totaling in excess of 300 Mt of massive sulphide.

These deposits form two northwest trending belts that are hosted within the upper part of the Volcanic-Siliceous Complex (VS) near the contact of the overlying Flysch Group. The VS Complex and Flysch Group are from a southwest verging fold and thrust belt which forms resistive ridges within a 1.5 km wide belt that extends for 4.5 km in a northwest direction centered on the town of Aljustrel. The northern end of the belt is offset by the northeast trending Messejana fault. North of the fault, these rocks are down dropped and exposed only in erosional windows through Tertiary sediments of the Sado Basin Formation. The southern end of the belt appears to plunge gently to the southeast below the overlying sediments of the Flysch Group.

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The geology of the Aljustrel area has been described by Schermerhorn and Stanton (1969), Andrade and Schermerhorn (1971), Schermerhorn (1976), Barriga (1983, 1990), Barriga and Fyfe (1988 and 1998), Relvas (1990), Dawson et al. (2000, 2001 and 2003), Carvalho and Barriga (2000) and others.

7.3    Stratigraphy

The VS in the Aljustrel area was divided into the Aljustrel Volcanics and the Paraiso Siliceous formation by Schermerhorn and Stanton (1969) and Andrade and Schermerhorn (1971). They further subdivided the volcanic rocks into two central facies consisting of a lower coarse grained crystal-rich tuff unit (Megacrystic Tuff formation) and an upper ash tuff unit (Green Tuff formation) which grade laterally outwards into a more distal facies of tuffaceous sediment (Felsitic Tuff formation) and an upper unit of massive sulphide bearing tuff (Mine Tuff formation). These units form linear belts that trend northwest - southeast similar to the trend of the known massive sulphide deposits. The Megacrystic Tuff - Green Tuff formation of the central facies was distinguished from tuffs of the distal facies by the presence of quartz grains. The thickness of the Aljustrel Volcanics remains uncertain because the Phyllite Quartzite Group (PQ), known to underlay the VS in other parts of the IPB, does not outcrop nor has it been intersected in drill core.

Mapping, core logging and lithogeochemical studies by EuroZinc have informally subdivided the Aljustrel Mine area stratigraphy (Figure 4 and Figure 5) into: (i) Lower Rhyolite unit, (ii) Massive Sulphide horizon(s), (iii) Upper Rhyolite unit, (iv) Lower Sedimentary unit, (v) Quartz Feldspar Porphyritic Rhyolite unit, and (vi) Upper Sedimentary unit.

Figure 4 –Aljustrel stratigraphic section

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Figure 5 –Geology of the Aljustrel mine area (see Figure 4 for legend); surface projection of massive sulfides shown as red dotted lines

The Lower Rhyolite unit (in part equivalent to the Felsitic Tuff formation and Mine Tuff formation of previous authors), which makes up the basement of the Aljustrel area, consists predominantly of coherent facies (flows and/or intrusions) and associated hyaloclastic units, and rare tuffs and mudstone units. The flows and/or intrusive bodies are commonly massive to weakly flow banded aphyric to fine feldspar (<2 mm) phyric siliceous rocks and are commonly cut by numerous extensional quartz veins.

Hyaloclastic units are commonly more intensely altered than adjacent coherent facies rocks. Thinly laminated black mudstones occur as thin beds (<5 m thick) within the footwall unit in some areas at Aljustrel.

The Massive Sulphide horizon(s) occur at or near the top of the Lower Rhyolite unit in two linear belts that trend northwest - southeast similar to the overall structural and stratigraphic trend. The northern belt is intersected in 180 drill holes and consists of the Estação and Feitais deposits which, when restored across the Represa fault, form one sulphide body that is 1.7 km along strike, 500 m wide and from less than 1 m to 100 m in thickness. The northern belt remains open along strike and down dip. The southern belt, which includes the Gavião, St. João, Moinho and Algares deposits, is exposed in surface outcrops, underground workings and drill holes that form a discontinuous body that can be traced for over four km. The southern deposits have similar widths and thickness as the northern ones, but appear to have higher average copper grades and lower average zinc grades.

The massive sulphide deposits commonly show an overall metal zoning from a zinc-rich zone near the hanging wall and a copper-rich zone near the footwall, separated by low grade to barren massive pyrite. Stockwork mineralization forms planar zones below the thicker parts of the massive sulphide at the Feitais deposit. These zones have a similar strike as the stratiform deposits, but are commonly at a high angle or perpendicular to them. Stockwork zones consist of a core of pervasive silica alteration cut by pyrite ± chalcopyrite veins that grade laterally outwards into pervasive black chlorite alteration cut by silica ± pyrite ± chalcopyrite stringers. The chlorite alteration gradually grades laterally outwards to sericite ± silica alteration with disseminations and veins of pyrite and sphalerite.

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The deposits consist mainly of pyrite (>70%) with lesser amounts of sphalerite, galena and chalcopyrite and minor to trace amounts of tetrahedrite and arsenopyrite. Minor gangue minerals include quartz, carbonate and barite. Sulfide banding is likely a combination of initial metasomatic processes soon after deposition and subsequent remobilization and recrystallization related to deformation during the Hercynian Orogeny. A detailed stratigraphic and structural interpretation, based on major hanging wall and footwall stratigraphic units, suggests the units are not tightly folded as in previous interpretations.

The Upper Rhyolite unit (in part equivalent to the Green Tuff formation of previous authors) forms a thin unit (<50 m) that conformably overlays either the Lower Rhyolite unit or the Massive Sulphide deposit(s). In some areas, possibly topographic highs, the unit is absent. It consists of light to medium green, fine-grained feldspar (5 mm) phyric felsic coherent facies rocks. Some areas contain fragments or lenses of green to purple hematitic volcanic mudstone, chert and in rare examples sulphide clasts.

The Lower Sedimentary unit (Paraiso Siliceous Formation) conformably overlies the Upper Rhyolite unit or in some areas lies directly on the massive sulphide horizon. It consists of fine-grained grey to black, green and purple mudstone with discontinuous jasper horizons at the base of the unit. The thickness of the unit is uncertain, however on the normal limb of the Feitais anticline, the unit is <50 m thick where it is in thrust contact with the overlying Upper Sedimentary unit. The jasper varies from <1 m to 20 m in thickness and consists of red to grey, brecciated chert with disseminations and veins of hematite, magnetite, pyrite, manganese and rare arsenopyrite.

The Quartz Feldspar Porphyritic Rhyolite unit (Megacrystic tuff formation and Quartz Eye tuff formation of previous authors) consists of light to medium green, coarse-grained potassium feldspar +/- quartz crystal rich rhyolite. Feldspars crystals are commonly broken, 1 to 4 cm long, exhibit "hopper" textures and chemical zoning, and contain inclusions of quartz. Quartz crystals are equent and <5 mm in diameter. This unit appears to be intrusive in nature as it appears at a number of stratigraphic levels. Barriga (1983) interprets the large feldspar crystals to be formed by potassium metasomatism related to the hydrothermal fluids that formed the overlying massive sulphide deposits. An alternative interpretation, based on textural and field evidence, suggests the feldspars may be primary igneous phenocrysts that were crystallizing slowly within a deep magma chamber that later intruded/extruded to a higher crustal level resulting in large broken, quenched crystals in a finer grained igneous matrix.

U-Pb dating of zircon extracted from a sample collected in the Algares backfill quarry returned an age of 352.9 + 1.9 Ma (Barrie et al. 2002).

The Upper Sedimentary unit (Flysch group) is commonly in thrust contact with the Lower Sedimentary unit in the Aljustrel area. The true thickness of this unit is unknown, however it is thought to be several 100’s of metres. Typically, it consists of thick beds of wacke separated by thinly laminated mudstone and siltstone. Wacke beds commonly have small fragments (<1 cm average) of black mudstone. Younging indicators such as graded beds, cross beds, flame textures, worm burrows and load casts are abundant throughout the unit.

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7.4    Structure

The dominant structural features in the Aljustrel area include northwest-southeast trending folds and north-northeast trending faults that are related to the Late Paleozoic Hercynian Orogeny. The major folds identified from west to east are the St. Antão, Southwest and Feitais anticlines. The moderately inclined, closed to open folds (F1), have a wavelength of ~100 m and verge to the southwest; fold axes plunge shallowly to the northwest and southeast (<30°). Axial planar cleavage (S1) associated with this folding strike northwest and dips moderately to the northeast. It appears that most anticlines are separated by low to moderate angle reverse faults, however these structures are currently poorly documented. A minor second phase of folding (F2) at right angles to the first phase of folding results in upright, gentle folds that have a wavelength of 100’s of m. Crenulation cleavage (S 2) related to this fold event strikes east – northeast and dips steeply.

North-northeasterly striking, steeply dipping faults have a dextral sense of displacement and offset the folded stratigraphy by <1 to 100’s of m. The major faults identified are the Moinho, Castelo, Represa and Feitais faults.

The Messejana fault is an east to northeast trending regional scale fault that extends across southern Portugal and into the Atlantic Ocean. It has a sinistral sense of displacement and offsets the Gavião from the St. João deposit by an apparent displacement of 2.5 km. South of the fault, the stratigraphy is dragged westward into the plane of the fault. North of the fault, the Paleozoic stratigraphy is down dropped and overlain by sediments of the Tertiary Sado Basin formation. Jurassic mafic intrusions intrude along this structure.

7.5    Summary

The Aljustrel Mine area is interpreted to represent a Late Devonian rifted basin which appears to have controlled the distribution of both massive sulfide and stockwork mineralization as well as associated volcanic units. The deposits likely formed in shallow restricted basins adjacent to growth faults that acted as conduits for metal rich hydrothermal fluids. The thickest part of the massive sulphide deposits overlay stockwork mineralization that appears to be associated with growth faults along the basin edge. The deposits are comprised primarily of pyrite (>70%) with lesser sphalerite, galena, chalcopyrite and tetrahedrite. Base metals within these deposits are commonly zoned from zinc-rich zones near the top to copper-rich zones at the base of the massive sulphide. This zoning is interpreted to be largely a result of primary metal re-zoning caused by temperature, pressure and chemical gradients soon after deposition.

The waning stages of volcanism and hydrothermal activity are marked by the deposition of jasper and tuffaceous sediments of the Lower Sedimentary unit (Paraiso formation). This unit, deposited during a period of quiescence, forms a regionally extensive marker horizon in the Aljustrel Mine area and in other parts of the Iberian Pyrite Belt. The Quartz Feldspar Porphyritic Rhyolite unit appears to be a high-level intrusive unit that has intruded the stratigraphic sequence up to and including the Lower Sedimentary unit.

The change from volcanism to sedimentation is marked by the deposition of the Upper Sedimentary unit (Flysch Group). It is characterized by a thick (>100 m) turbidite sequence of argillite, siltstone and wacke.

The Late Paleozoic Hercynian Orogeny has folded and faulted the above units and is responsible for the present distribution of the Paleozoic stratigraphy. Anticlinal folds trend northwest and verge to the southwest. Thrust faults appear to have removed the intervening synclines, however these structures are poorly documented. North to northeast trending faults have offset the folded and thrusted stratigraphy by 10’s to 100’s of metres.

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7.6    Deposit Geology

         7.6.1    Estação Deposit

The Feitais and Estação deposits occur in the eastern part of the Aljustrel Mine area on the normal limb of the Feitais anticline. Estação is interpreted as the faulted offset of Feitais along the Repressa Fault with a dextral displacement of approximately 800 m. Although now spatially distinct mineralized bodies, the following paragraphs describe the common deposit geology. Much of the geological knowledge has been gained through the underground exposures of the Feitais deposit. Since Estação does not have underground workings many of the following descriptions are related to Feitais.

The Estação and Feitais deposits are spatially and temporally related to voluminous felsic volcanism that outcrops in the Aljustrel area. The deposits are underlain by extensive copper rich stockwork zones that mark the hydrothermal conduits along which heated metal rich fluids vented from depth to surface to form the overlying massive sulphide deposits.

Between 1997 and 2002, EuroZinc, completed 14 surface diamond drill holes totaling over 12,000 m to define the shape and Zn/ Cu mineralization within the Estação deposit. Previous operators completed 11 surface holes (5,500 m). This drilling defined a massive sulphide body with a strike length of 590 m, width of 400 m and a thickness of up to 80 m. Mineralization strikes 300°, dips -50° to the northeast and plunges 40° to the northwest. Holes were drilled on azimuth 225° and intersected the massive sulphide body from 225 m to 560 m below surface. A typical section through the deposit is shown in Figure 6. The deposit is open down dip and down plunge as well as back towards the Repressa Fault. Figure 7 highlights areas of potential resource expansion at Aljustrel.

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Estação Deposit, Aljustrel, Portugal

Figure 6 –Typical cross section through the Estação deposit, section 1640FT

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Estação Deposit, Aljustrel, Portugal

Figure 7 –Areas of potential resource expansion

The stratigraphy of the Estação and Feitais deposits is subdivided, from oldest to youngest, into the (i) Lower Rhyolite unit, (ii) massive sulphide, (iii) Upper Rhyolite unit, (iv) Lower Sedimentary unit (Paraiso Siliceous formation) and (v) Upper Sedimentary unit (Flysch group, Culm formation, Mertola formation).

The Lower Rhyolite unit is exposed in drill holes and underground workings and forms the core of the Feitais anticline. The thickness of this unit is uncertain, however it has a minimum thickness of 150 m based on two drill holes that were collared from underground workings in the normal limb of the Feitais anticline and drilled to the southeast through the core of the fold and into younger stratigraphy on the overturned limb of the fold.

This unit is comprised of aphyric to feldspar phyric coherent facies rocks and associated hyaloclastic sandstone and breccia units. The hyaloclastic units are commonly strongly foliated, greyish green, monolithic. Breccias are angular, commonly <2 cm long with cuspate outlines suggesting that the fragments were derived by quench brecciation. Massive to flow-banded, light grey, aphyric to feldspar phyric (<2 mm) units occur throughout the section as thick flows (>10 m core width) to small bodies (<1 m core width) that may represent flow fragments, sills or feeder dykes. Some flows contain sections with quartz vesicles. The aphyric to feldspar phyric units comprise approximately 30% of the Lower Rhyolite unit and are easily distinguished by abundant extensional quartz veins.

The massive sulfide deposits do not outcrop in the Feitais mine area, but extends from 50 m to over 500 m below surface over a strike length of 900 m along the normal limb of the Feitais anticline. The deposit is less than 1 m at its upper edge, but rapidly increases in thickness and is >100 m thick near its lower edge; the average thickness is in the order of 60 m. The upper contact of the deposit is sharp and conformable with the overlying rhyolite unit (rhyolite C), however the lower contact is often gradational over a few m with the underlying Lower Rhyolite unit suggesting the overlying sulfides in part replace the volcanics. Volcanic units occasionally form thin (<30 m) beds that interfinger with the massive sulfide, especially near the lower edge of the deposit. On the overturned limb of the Feitais anticline, a thin (<1 m) massive sulphide horizon was intersected in drill hole FI-2 at 450 m below surface in a similar stratigraphic position as the Feitais deposit.

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The deposits are comprised of fine-grained sulphides consisting predominantly of pyrite with lesser sphalerite, galena, chalcopyrite, tetrahedrite and arsenopyrite. Minor lead antimony sulfides (Wilson, 1998) include bournonite (CuPbSbS3), boulangerite (PbSbS3) and meneghinite (Pb13Sb7S23). Gangue minerals include quartz, carbonate, sheet silicates (sericite, chlorite) and sulphates (barite, gypsum). Barite occurs interstitial to the sulphides and occasionally forms discrete discontinuous lenses at the top of the massive sulphides. The deposits are commonly zoned with a zinc-rich zone near the hanging wall, which is separated from a copper-rich zone near the footwall by barren to low-grade pyrite. The deposits are separated into Zinc facies, Pyrite facies and Copper facies based on the estimated abundance of sphalerite, pyrite and chalcopyrite, respectively.

Pyrite makes up the majority of the deposits and displays variable habit and grain size. Wilson (1998) identified three generations of pyrite in laminated and massive ores using a reflected light microscope in combination with proton and electron microscopes. In the absence of the arsenopyrite and tetrahedrite, microprobe analysis indicates that most arsenic (0.1 to 2.6 wt.%) and antimony (0.2 wt.%) occurs within pyrite.

Sphalerite occurs as very fine-grained disseminations and irregular thin (<1 cm) bands. It varies widely in cadmium, mercury (0.06 to 0.21%) and iron (0.7 to 6.5 wt.%) content; iron content correlates with the pale yellow to dark reddish brown sphalerites observed in drill core.

Galena is commonly associated with sphalerite. Galena contains <0.15 wt.% silver with the remaining silver residing in tetrahedrite.

Chalcopyrite occurs as fine-grained disseminations, bands and veinlets (fractures). It is relatively pure, however it can host tin, indium and selenium in the 100’s of ppm range.

The Upper Rhyolite unit conformably overlies either the massive sulphide deposit or the Lower Rhyolite unit. It forms a narrow unit (<50 m) that outcrops along both flanks of a northwest-southeast trending ridge where it forms the limbs of the double plunging Feitais anticline. On the normal limb of the Feitais anticline, the unit thickens with depth and has an overall plunge of 30-40º to the northwest, a similar plunge as the underlying massive sulphides. It consists of medium green, chlorite altered feldspar (<5 mm) phyric coherent facies with rare xenoliths (<3 cm average). The lower few m of this unit is commonly sericitically altered where it overlays massive sulphides. Locally, small massive sulphide lenses a few m to <20 m thick occur within this unit.

The Lower Sedimentary unit conformably overlies the Upper Rhyolite unit. The unit is <10 to 100 m thick, however its true thickness is uncertain because it is in fault contact with the overlying Upper Sedimentary unit. It consists predominantly of thinly laminated to bedded pale green, sericitic, tuffaceous argillite and siltstone and black argillite. A chert horizon at the base of this unit separates the rhyolite tuffs from the overlying volcanic sediments. This chert horizon varies in thickness from <1 m to 20 m. It consists of massive to brecciated, grey to red, chert with a matrix and/or irregular veins of hematite, magnetite, pyrite, pyrolusite, chlorite and quartz. Minor disseminated arsenopyrite occurs rarely within this unit. The sediments are commonly enriched in iron and manganese marking the waning stages of hydrothermal activity.

The Upper Sedimentary unit forms a thick unit (>300 m) that is separated from the underlying Lower Sedimentary unit by thrust faulting. The unit is comprised of thick-bedded (30 to 100 m average) greywacke and thinly laminated black argillite and siltstone beds. Way-up structures such as graded beds and load casts occur throughout the unit and indicate the unit is right way up. Rare cross-bedded units suggest locally shallow to moderate water depths. Argillite intervals are commonly fractured and broken likely as a result of the competency contrast between the argillite and surrounding wacke during phase one folding.

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Hydrothermal alteration in the Feitais Mine area has a systematic spatial and temporal relationship to the growth faults that controlled basin geometry and the associated overlying massive sulphide deposit. Alteration is characterized by a number of mineralogical zones that underlie the massive sulphide deposit and taper from <1 m near the upper edge to >40 m near the lower edge of the deposit. Mineralogical zoning within the stockwork consists of a silica + sulphide zone that grades laterally outwards into a chlorite + sulphide zone that eventually grades into a sericite + sulphide zone. This zoning can be observed from a centimeter scale around individual fractures to a 10’s of m scale where a high fracture frequency produces complex overprinting resulting in large, mineralogicaly distinct zones. Copper grades are best developed in the silica and chlorite zones that, combined with the copper rich bottom of the massive sulphide, comprise the copper resource. The extent and intensity of alteration associated with the basin controlling structure is uncertain and remains open at depth.

The silica + sulphide zone is comprised of chalcopyrite + pyrite + silica veins (<1 cm to 20 m) enveloped by pervasive silica alteration. In areas with a high fracture density, the country rock is sometimes completely replaced by sulphides. Chalcopyrite reaches up to 10% and pyrite up to 40% in some sections. The contact between the silica zone and the chlorite zone is characterized by sulphide veinlets with envelopes of silica that grade outward to chlorite resulting in ‘islands’ of black chlorite surrounded by grey silica alteration.

The chlorite + sulphide zone is comprised of pyrite + chalcopyrite + silica veins (<1 cm to 20 m) enveloped by pervasive black chlorite alteration. Locally, along the deeper, lower edge of the deposit (Section 840), the veins consist of magnetite. The chlorite zones grade laterally into sericitic + sulphide zones.

The sericite + sulphide zone consists of pervasive sericite alteration with disseminations and veins of sulphides. Sulfides consist predominantly of pyrite with minor sphalerite and galena.

In general, the above alteration zoning is observed in the footwall of the massive sulphide deposits, however both protolith and fracture density play important roles in determining the distribution and shapes of mineralogical zones. Subsequent deformation has transposed sulfide veins sub-parallel to S1 axial planar cleavage.

The dominant structural features in the Feitais Mine area are: (i) the Feitais anticline, (ii) Footwall fault, (iii) Feitais thrust fault, (iv) Feitais cross fault and (v) Represa fault.

The Feitais anticline is a moderately inclined, recumbent fold with a wavelength of >300 m. The axial plane strikes 315° and dips moderately to the northeast. Axial planar cleavage associated with this deformation strikes northwest and dips moderately to steeply east. A second phase of folding has overprinted the first phase of folding resulting in first phase fold axes plunging gently to the northwest and southeast. These upright, gentle, open folds have axial planes that are perpendicular to the first phase of folding. Crenulation cleavage associated with this fold event strikes east-northeast and dips steeply.

The Footwall fault is intersected in a number of surface drill holes and in crosscuts on the 140, 190 and 200 Levels. It has a strike of 310° and a dip of 64° to the east, subparallel to stratigraphy. Southeast of the Feitais Cross fault it cuts the deposit into the B and C zones. Displacement and relative movement across the fault is uncertain but appears to be normal and less than 50 m. The fault is commonly a few m thick and consists of quartz veined, strongly foliated rock with broken and clay gouge zones.

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The Feitais thrust fault is intersected in surface drill holes. It has a strike of 305° and a dip of 35° and occurs at the contact between the Lower Sedimentary unit and Upper Sedimentary unit. It is commonly a few m to 10’s of m wide and consists of strongly foliated quartz veined and healed argillite and volcanic sediments. Quartz veins (<1 cm average) are folded, boudinaged and sometimes brecciated. The amount of displacement across this fault is unknown.

The Feitais cross fault is observed on the 140, 190 and 200 level workings and is intersected in a number of drill holes. It is a brittle fault that strikes north-northeast, dips 80° to the east and has an apparent right lateral offset of about 40 m. It displaces both the Footwall and Feitais Thrust faults. The fault is characterized by 1-2 m of clay gouge containing angular wall rock fragments (<2 cm). Stratigraphy on both sides of the fault is dragged into the plane of the fault. Slickensides on associated fracture surfaces are horizontal.

The Represa fault zone is mapped on surface and forms a prominent feature on gravity maps. The fault zone is comprised of a number of sub-parallel splays. The faults strike north-northeast and dip steeply similar to the Feitais cross fault. The Estação and Feitais deposits are thought to have originally been one contiguous deposit, which was later offset, with a right lateral relative displacement of 800 m across this fault.

Similar trending faults to the Feitais cross and Represa faults are observed on air photos covering the Feitais area. The faults have a frequency of approximately 200 m and show small offsets with a right lateral sense of displacement.

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8     Deposit types

The Aljustrel Mine area hosts 6 massive sulphide deposits that contain economic concentrations of zinc, lead, copper and silver. These deposits are classified as VHMS deposits and are thought to be exhalative deposits formed at or near the sea floor in fault controlled restricted basins. The deposits are spatially and temporally associated with felsic volcanism, which was likely the heat source that drove the hydrothermal system.

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9     Mineralization

The Aljustrel massive sulphide deposits have a simple mineralogy and are composed primarily of pyrite (>70%) with lesser amounts of sphalerite, galena, chalcopyrite and minor tetrahedrite and arsenopyrite. The deposits total in excess of 300 Mt of massive sulphide. The deposits commonly exhibit a metal zonation from a copper-rich footwall, through lower grade pyrite to a zinc-rich hanging wall. The deposits are underlain by copper-rich stockwork zones consisting of sulfide veined pervasively chlorite altered felsic volcanics.

The zinc-rich hanging wall massive sulfides consist of fine-grained pyrite with lesser amounts of disseminated to banded fine-grained sphalerite, galena, chalcopyrite and tetrahedrite. Economic zinc-rich sulfides form a coherent zone (4 or 4.5% zinc cut-off) and have a moderate to steep dip making them amenable to low cost underground mining.

The copper-rich footwall massive sulfide consists of pyrite with lesser amounts of chalcopyrite, tetrahedrite, sphalerite and galena. Economic zones of copper-rich mineralization (>1.5% copper cut-off) straddle both the massive sulphide and underlying stockwork, however the majority of the copper resource is within the massive sulfide mineralization. Their size and geometry make them amenable to low cost underground mining.

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10    Exploration

The following section has been modified from Drake, Lauzier and Dawson’s 2006 report entitled Technical Report on the Aljustrel Project, Portugal to include exploration details on Estação.

The Aljustrel Project includes a number of deposits that have varying degrees of exploration drilling and underground sampling completed on them. The Algares, St. João and upper parts of the Moinho deposit were mined by cut and fill for pyrite (sulphur) from the 1850’s through to the 1970’s. The lower parts of the Moinho deposit was mined for its base metal content from 1991-1993, however it is largely unexploited.

The Feitais deposit has some test stopes on the 190 Level where approximately 1 Mt were mined in the 1980’s, however the deposit is largely unexploited. EuroZinc completed an extensive exploration program on the Feitais, Estação and Moinho deposits from 1997 to 2002 whereby the deposit was drilled and underground sampled to the level that a classified resource and reserve model was constructed. The SRK feasibility study that incorporated this work and metallurgical test work examined the economic viability of selectively mining and milling zinc rich mineralization and copper rich mineralization from these deposits was completed in June 2000 and update in February 2001. In 2005, an underground drill program (6,703 m in 65 holes) was completed at the Moinho deposit.

The Estação deposit was discovered in the late 1960’s by Femento Minero, which was the exploration department of the Portuguese Geological Survey, when 8 holes were drilled to investigate a gravity anomaly over the projected fault offset of the Feitais deposit. Four of the holes intersected massive sulphide, with true widths ranging from 35 to 75 meters, over a strike length of some 250 metres. Estação has been intersected by 25 diamond drill holes (12,395 m) on approximately 50 to 100 m centers. Of these holes, 14 were drilled by Lundin predecessor companies during three drill campaigns in 1997 (10 holes), 2000 (3 holes) and 2002 (1 hole).

Lundin’s predecessors’ staff completed all exploration work on the project since 1997, with the exception of outside consultants used to assist or supervise various aspects of the project. Lundin has the highest level of confidence in the exploration, development and resource estimation completed on the project over this period.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

11    Drilling

The Estação mine data set includes geological and assay data from 25 diamond drill holes totaling 12,395 metres completed by previous owners (5,493 metres in 11 holes) and Lundin predecessor companies (6,902 metres in 14 holes). Drill core is mostly NQ or BQ in size. It is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.

11.1    Procedures (1997 and onwards)

  Collars were located using standard surveying equipment (theodolite and distomat) by mine surveyor. Coordinates are in Hayfor Gauss Central Point system.

  Geologist checks location, azimuth and dip of drill hole collar.

  Continuous down hole survey using the MAXIBOR laser survey instrument was completed by company geologists for most surface drill holes. A Kodak Eastman ‘single-shot’ survey (50 m intervals) was used on underground drill holes and in rare cases on surface holes when the MAXIBOR survey instrument was not available. A number of drill holes were surveyed twice with this instrument and compared with the Kodak Eastman surveys confirming the precision and accuracy of the MAXIBOR instrument. In 2005 underground program, drill holes were surveyed using the "Flexit" system at 50 m intervals and at the bottom of the hole.

  Company geologists entered survey data, core logging and analytical data into the Gemcom database.

  Gemcom has built in checks for consistency of the database in order to prevent over-lapping intervals or hole name validation errors.

  Drill holes were paper plotted on section and plan, and visually checked for unusual collar location, drill orientation, assay pattern or values.

11.2    Downhole surveying

Maxibor or Kodak Eastman downhole survey instruments were used for downhole surveying the Estação drillholes. The Eastman instrument is a single shot system and readings were taken at intervals ranging from 20 to 100 m with the majority taken at 50 m. The Maxibor instrument is a multi-shot tool and readings were taken every 3 m.

Figure 8 and Figure 9 show the changes in azimuth and dip between collar and downhole positions. Trend lines show that overall changes in azimuth increase slightly with depth and that dip significantly decreases (flattens) with depth.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 8 –Changes in azimuth with depth

Figure 9 –Changes in dip with depth

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

12     Sampling method and approach

The Estação database consists entirely of drill core sampling. For the holes drilled by Lundin predecessor companies the sampling procedures are briefly described below:

  Core was placed in labeled wooden core boxes from left to right with the start and finish of each drill run labeled with a metreage marker.

  Core boxes were transported to core logging facility at the end of each shift by drill foreman or Lundin drill technician and laid out in order of increasing hole depth.

  Core box labels and metreage were checked for accuracy and photographed by company geologist.

  Exploration drill holes were geotechnical logged using Laubscher classification scheme by company geologists.

  Geological logs were written in logging forms, which include information on location, date drilled, etc.

  Geological data recorded included lithology, textures, alteration, mineralization, structural measurements and other pertinent information.

  Assay samples were marked on drill core and recorded in drill logs and sample booklets.

  Assay samples were 2 m in length or smaller to honor gross geological units or major structures.

  Density measurements on mineralized intervals were completed using standard water immersion methods.

  Assay samples were sawn in half with one half remaining in the box, which is stored in racks in warehouses on site. The other half was tagged, bagged, sealed and sent to a sample preparation lab on site.

  Company geologists inserted duplicates, standards and blanks at the sample preparation stage.

  Information from the drill logs was entered into the Gemcom database.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

13    Sample preparation, analyses and security

Sample preparation from 1997 onwards was completed on site by company technicians and is outlined in Figure 10.

Figure 10 –Sample preparation

Final sample preparation (pulverization) and analyses from 1997 onwards were performed by Assayers Canada, Vancouver. Their analytical procedure is shown in Figure 11.

Figure 11 –Assayers Canada analytical procedures

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Sample security procedures are described below:

  Core delivered from site to secured core logging facility by drill supervisor or company technician.

  Core was photographed, logged and sample locations marked by company geologist.

  Core was sawn is half, tagged, bagged and sealed by company technician.

  Samples were submitted to company sample preparation lab.

  Sub samples (300 g) shipped by courier to Assayers Canada in Vancouver for analysis.

It is author’s opinion that industry accepted procedures were followed during the sampling, sample preparation, security and analytical analyses of mineralized drill core intervals.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

14     Data verification

As part of Lundin predecessor companies’ exploration and feasibility study programs on Aljustrel completed from 1997 to 2000 and more recently in 2005, a rigorous data handling and data checking protocol was followed for the treatment of geological, analytical and quality assurance – quality assurance/ quality control (QA-QC) data. During this same period, a comprehensive program was undertaken to validate historic assay data from earlier drill programs. As part of this process, 82% of the historic samples from the Feitais deposit were re-analyzed at Assayers Canada, the same laboratory used in the Lundin predecessor programs. In addition, the historic drill holes were re-logged to standardize lithology and alteration types, and collar and down hole surveys were checked with the original surveys and entered into the Gemcom database.

14.1    Re-assaying program

Core drilled prior to 1997 was prepared and analyzed by PA at their on-site sample preparation and analytical laboratory. A total of 1,491 historic samples were re-assayed for copper, lead, zinc, silver and gold by Assayers Canada in Vancouver as part of the SRK feasibility study and confirmed the analytical quality of the historic data. Most samples were from archived pulps (Feitais deposit), however when these were not available, samples were re-cut from archived drill holes. Since Feitais and Estação drill core prior to 1997 was analyzed at the PA laboratory according to the same procedures any conclusions concerning data reliability drawn from the re-assaying program are equally valid for both Feitais and Estação.

Scatterplots of the Feitais re-assaying results for Zn, Pb and Cu are shown in Figure 12 to Figure 14. The plots show a good correlation between the old and new datasets with data spreads generally closely clustered and correlation factors of 89 to 93%.

Figure 12 – Scatterplot of re-assaying results for Zn

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 13 –Scatterplot of re-assaying results for Pb

Figure 14 –Scatterplot of re-assaying results for Cu

When these same results are plotted on Quantile-Quantile (Q-Q) plots (Figure 15 to Figure 17) the PA data appears slightly biased high. As described in the SRK feasibility study the old Zn assays are on average 0.27% higher than the new assay data. However the net effect on resource grades is considered minimal. Fourteen of the 25 drillholes at Estação are post 1997.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 15 –Q-Q plot for Zn

Figure 16 –Q-Q plot for Pb

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 17 –Q-Q plot for Cu

14.2    QA/QC program

An extensive QA-QC program was completed by Lundin predecessor companies to monitor precision, accuracy and contamination. The program is briefly described below:

  Standard, blank and duplicate samples inserted into sample stream on a pseudorandom basis and accounted for 6 to 10% of the total samples submitted to Assayers Canada.

  Standards were prepared on site from mineralized material obtained underground. A standard high and standard low sample was prepared numerous times as the standards were consumed. The standards were analyzed at numerous laboratories when the standard was first prepared to determine the value of the standard and the homogeneity of the sample. Standards were inserted after the sample preparation stage and used to measure the accuracy of the laboratory.

  Blanks consisted of un-mineralized interbedded greywackes and mudstone core from historic drill core. The blanks were inserted before the sample preparation stage to monitor contamination through the entire sample preparation and analytical procedure.

  Duplicates consist of an additional 300 g split taken from the sample rejects during the sample preparation stage or rarely ¼ split core. The duplicates were used to monitor the precision of the laboratory.

  Standard, blank or duplicate samples containing one metal greater than 2 standard deviations from the mean in a batch would result in three or more samples from that batch being reanalyzed at a different laboratory.

  Re-analyzed samples that pass QA-QC measures are inserted into the database replacing data with QA-QC failures.

A summary of the combined results from Moinho, Feitais and Estação appeared in SRK’s feasibility study as Appendix 2A and is appended to this current technical report as Appendix A. The following bullets highlight the summary findings:

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

  A total of 149 sample blanks were inserted into the sample set. A total of 14 sample batches contained samples where at least one of the five metals assayed greater than two standard deviations from the mean. Three samples from each of these batches were sent to an independent laboratory to confirm the accuracy of the initial assay. The majority of the sample blanks inserted into the sample string assayed very near zero, indicating that contamination during sample preparation is minimal.

  Ninety seven high-grade and 93 low-grade sample standards were inserted into the sample set. A total of 16 sample batches from the low-grade sample standards and 16 sample batches from the high sample standard contained at least one metal assaying greater than two standard deviations from the mean. Three samples from each of these sample batches were sent to an independent laboratory for re-analysis, confirming that the variance identified in the standard was due to heterogeneity in the sample standard and not the original assay.

  A total of 166 sample duplicates were analyzed. In general, the duplicate samples compared very well with the initial sample, indicating the high level of accuracy in sample preparation and assay at the laboratory and the relatively low amount of local grade variability within the deposit.

  One hundred selected sample pulps from suspect batches (control samples outside of 2 standard deviations as described above) were sent to Chemex Laboratories. The zinc assays from Chemex are, on average, 0.18 of a zinc percent lower than the assays from Assayers (e.g. 5.99% zinc vs 6.17% zinc). These samples, as well as an additional 90 samples assayed by Assayers, were sent to Acme Laboratories. The zinc assays from Acme are, on average, 0.03 of a zinc percent lower than the assays from Assayers (e.g. 5.97% zinc vs 6.00% zinc). The check assay program did not indicate any analytical bias between laboratories and confirms the quality of the analyses performed by Assayers Canada.

In addition to the QA-QC program that Lundin’s predecessor companies completed during their programs, independent audits of geological sample collection and data management were performed by representatives of banks and smelters as part of feasibility and financing exercises.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

15    Adjacent properties

No information on adjacent properties is relevant to this report.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

16    Mineral processing and metallurgical testing

At the time of this report no metallurgical testwork has been conducted on Estação mineralization. Since Estação is part of Lundin’s Aljustrel mining camp, future ore mined from Estação would be processed at the Aljustrel plant. For this reason as well as the assumption that Estação metallurgy should be similar to Feitais (interpreted to have originally been the same orebody) the following sections detailing the Aljustrel plant have been included.

The Aljustrel plant is to be expanded and upgraded to treat 1.8mtpa of Feitais and Moinho ore. The process flow sheet for the new plant is conservative and conventional. The primary crushed ore from underground is crushed in a new secondary and tertiary surface crushing facility to a P80 of 12,5mm. The grinding circuit consists of primary and secondary ball mills producing a lead flotation feed P80 of 60 microns. Lead flotation uses the existing conventional flotation cells. Lead rougher concentrate is reground to 10 microns, before cleaning in three stages of closed circuit cleaners. The zinc circuit receives the tail from the lead circuit. The zinc circuit will use new tank cells. The rougher concentrate is reground to 15 microns, for cleaning in three stages of closed circuit cleaners.

Lead and zinc regrinding is achieved with Stirred Mill Detritors (SMD) using inert ceramic grinding media. Zinc and lead concentrates are dewatering in a new conventional thickener and the existing zinc lamella thickener respectively. Thickened concentrates are filtered using vertical plate filters.

The previous Aljustrel plant was designed to process 1.15 Mt per annum of Moinho ore at a primary grind of 80% passing 30 microns. The circuit consisted of autogenous – pebble mill grinding and sequential flotation to produce selective copper, lead and zinc concentrates. The plant operated for 18 months then shut down due to operating problems, inability to achieve design performance, and low metal prices.

As part of the SRK feasibility study, a test work program was initiated by EuroZinc at International Metallurgical and Environmental (IME) facilities to develop flow sheet design parameters for treatment of lead-zinc and copper ores from the Feitais and Moinho deposits during the SRK feasibility study. The metallurgical test work included bench and pilot plant programs and confirmatory test work by process equipment suppliers. Hatch - Rescan Engineering applied the results from the test work programs to design a process flow sheet that would allow maximum utilization of the existing facilities. The program focused primarily on the lead-zinc ores as they provide the majority of the feed in the 10 year Life of Mine plan.

A bulk metallurgical sample was taken for pilot plant testing to determine the flow sheet design parameters for the treatment of the lead-zinc and copper ores from the Feitais and Moinho deposits. Bench, locked-cycle and pilot plant test work was performed on two samples from Feitais (140 and 190 Levels) and two from the Moinho (272 and 304 Levels) deposit.

A 1,200 tonne sample was processed through the pilot plant. Sample sites were selected underground based on channel sample and adjacent drill hole composite assays that approximated the grade of mineralization to be mined and processed through the mill. Selected sites were slashed to remove oxidized material and then additional slashes were taken and transported to the on-site pilot plant.

Subsequent to the SRK feasibility study, additional grinding and floatation test work was performed on samples from the Feitais deposit by G&T Metallurgical Service Ltd. in 2004 and 2005. The test program involved mineralogical, fragmentation, grind-ability and floatation simulations of two flow sheet options for the ore treatment. Standard laboratory protocols were employed to measure various characteristics of multiple ore samples taken from within the mineralized zones.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Metallurgical development work conducted by G&T Metallurgical Service Ltd demonstrated that the Feitais ore could be treated at a primary grind size of 60 microns with regrinding of the lead and zinc rougher concentrates to 80% passing sizes of 10 and 15 microns respectively. This became the basis for the full plant design.

In 2006 an additional work program was commissioned primarily to determine whether the Moinho ore could be treated at the 60 micron primary grind size as proposed for the Feitais ore. The secondary objective of the program was to determine if cyanide could be removed from the reagent suite.

The test programs demonstrated that the Moinho ore can be treated similarly to the Feitais ore to produce a saleable grade of zinc concentrate (50% Zn) at recovery rates ranging from 75 – 78%. The testwork was also successful in demonstrating that sodium metabisulphite can be used to replace cyanide in the treatment of the Moinho ore, and consequently in the treatment of Feitais ore.

Through 2006 Outokumpu Technology prepared a series of preliminary engineering studies for capital and operating cost estimations. These initial concepts have been reviewed and modified, where necessary, through the detailed design phase by Pirites Alentejanas, for the upgrade of the current plant.

The detailed design work has been complemented by the experiences of the operation of the zinc plant at Somincor. The proposed flowsheet and reagent suite for the Aljustrel plant is identical to the Somincor zinc plant which achieved target zinc metallurgy within 6 months of start-up.

Metallurgical test work on the Feitais ores, have been analyzed to estimate grade-recovery curves for lead, zinc and silver resulting in the following metallurgical projections (Table 5).

Table 5 –Feitais metallurgical projections
		Lead Concentrate		Zinc Concentrate

Ore	% Pb	% Pb Rec.	% Ag Rec	% Zn	% Zn Rec
Feitais	47	50	37	50	81

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

17    Mineral resource and mineral reserve estimates

17.1    General

The estimation of Estação resources was undertaken by Lundin’s Project Geologist, Mr. Neil Burns. Mineral resources were estimated in accordance with CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM 2005) definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

Data was supplied by Mr. Robert Carmichael (Lundin Exploration Manager for Iberia) in the form of a Gemcom database.

Three dimensional (3D) modeling methods and parameters were used in accordance with principles accepted in Canada. Gemcom mining software was used to establish a 3D block model and subsequent grade estimates. A geological wireframe model was created from the drill hole lithological and analytical logs. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. Mineralized units were separated into massive sulfide and stockwork domains.

The Ordinary Kriging method of interpolation was used to estimate zinc, lead, copper, gold and silver block grades with minor topcuts in the stockwork domain to reduce the influence of statistical grade outliers.

A density block model was created using the average massive sulfide and stockwork densities from the Feitais deposit, Aljustrel.

A mineral resource classification scheme consistent with the logic of CIM guidelines (2005) was applied. The estimates are classified as Indicated and Inferred resources and reported above grade cut-offs that are considered appropriate for a potentially mineable underground deposit.

No resources have been classified as Measured at this time. Infill drilling and more detailed grade continuity studies will be required to improve the confidence classification to a level that supports the Measured category.

17.2    Data validation

The author was supplied with a Gemcom database containing drilling information for the Estação and Feitais deposits (Figure 18).

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 18 -Estação and Feitais drillhole locations

The Estação portion of the database contains 25 diamond drillholes totaling 12,395 m (Table 6), 1,442 downhole surveys, and 1,129 assayed intervals.

Table 6 - Estação drillholes
HOLE-ID	East	North	Elevation	Length	Azimuth	Dip
E10-1	197,670.0	101,835.0	9	337.90	225	-60
E10-1A	197,670.0	101,835.0	9	368.30	225	-76
E12-4	197,918.0	101,800.0	5	423.80	225	-80
E12-4A	197,918.0	101,800.0	5	467.00	225	-65
E13-3	198,202.0	101,940.0	1	585.50	225	-60
E14-2	198,060.0	101,660.0	2.5	305.95	225	-60
ES-11	197,675.0	102,045.0	27	572.90	216	-90
ES-12	197,807.0	102,075.0	6.3	575.55	216.5	-80
ES-13	197,591.6	102,509.0	2.7	791.20	216.5	-70
ES0011-1480	198,144.5	101,632.5	0	347.00	225	-76
ES0012-1480	198,144.5	101,632.5	0	318.50	225	-68
ES0013-1840	197,861.0	101,859.0	10.5	487.00	225	-75
ES97001	198,150.0	101,980.0	1	722.00	210	-70
ES97002	198,100.0	101,980.0	3	695.00	225	-70
ES97003	197,930.0	102,040.0	3	593.00	210	-70
ES97004	198,295.0	101,750.0	0	483.00	210	-70
ES97005	198,049.0	101,802.0	6	461.00	210	-70
ES97006	197,961.0	101,974.0	6	711.00	210	-80
ES97007	198,066.0	101,747.0	6	429.00	210	-70
ES97008	198,130.0	101,720.0	6	412.80	210	-70
ES97009	198,130.0	101,720.0	6	410.00	210	-51
ES97010	198,049.0	101,802.0	6	434.00	210	-60
SD-01	198,060.0	101,660.0	2.5	516.37	230	-90
SD-02	198,165.0	101,770.0	0.19	548.59	230	-80
ES02014-1560	198,124.8	101,726.8	-2.56	399.05	225	-70
Total				12,395.41

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

The database validation checks built into the Gemcom mining software were used to validate the drillhole database. A number of minor errors, consisting primarily of out of sequence intervals, were identified and corrected.

The supplied Gemcom database also included a digital topographic surface (Figure 19) and an interpretative wireframe for the massive sulfide domain.

Figure 19 - Topography Surface with Estação and Feitais drillholes

17.3    Geological model

The author produced new interpretative wireframes by digitizing and "snapping" polylines to the appropriate drillhole primary lithological contacts. The general stratigraphy is shown in Figure 20 which shows the massive sulfide lens and underlying stockwork zone. The mineralized bodies strike approximately 300°, dip approximately -50° to the northeast and plunge approximately -40° to the northwest.

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Figure 20 - Section 1640FT interpretation

The sectional polyline interpretations were used to create Gemcom solids of the massive sulfide and stockwork domains (Figure 21 –red -massive sulfide, purple -stockwork) which were then used to code the rock type block models.

Figure 21 -3D view of solids

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

17.4     Statistical analysis prior to interpretation and compositing

The basic statistics of Estação core samples, prior to the definition of model domains and compositing, are shown in Table 7 to Table 11. It can be seen that the majority of base metal mineralization is associated with the intervals described as pyrite, zinc and copper facies. These units have coefficients of variation (CVs) of less than or equal to approximately 1.0. CVs of this range suggest the absence of multiple grade populations and high grade outliers indicating that a linear type estimation method such as Ordinary Kriging, without significant topcutting, can provide accurate, non-biased grade estimates.

Table 7 -Basic Zn assay statistics prior to interpretation
Rockcode	Description	# Samples	Minimum	Maximum	Mean	Median	CV
All	All	1,128	0.01	21.80	2.54	1.68	1.1
ARG	Argillite (mudstone)	1	0.02	0.02	0.02	0.02	0.0
BAF	Barite facies	11	0.01	0.22	0.10	0.09	0.7
CHF	Chert facies	12	0.01	0.68	0.13	0.01	1.8
CHT	Chert	11	0.01	0.20	0.05	0.01	1.5
CUF	Copper facies	12	0.40	3.66	1.64	1.50	0.6
DAT	Dacite ash tuff	14	0.01	0.10	0.03	0.02	0.8
DLT	Dacite lapilli tuff	2	0.13	1.12	0.63	1.12	1.1
EXT	Exhalative facies	13	0.03	8.20	1.89	0.29	1.4
fDXT	Feldspar rich dacite crystal tuff	22	0.01	2.16	0.15	0.03	3.1
FLT	Fault	16	0.01	7.00	1.09	0.43	1.7
fRXT	Feldspar rich rhyolite crystal tuff	3	0.06	0.13	0.09	0.09	0.4
JSP	Jasper	5	0.01	0.10	0.03	0.01	1.3
PYF	Pyrite facies	687	0.02	13.20	2.86	2.25	0.8
QVN	Quartz vein	5	0.01	0.02	0.01	0.01	0.4
RAT	Rhyolite ash tuff	62	0.01	3.04	0.15	0.03	2.8
RBX	Rhyolite breccia	3	1.87	7.38	4.17	3.27	0.7
RFL	Rhyolite flow	2	0.14	0.26	0.20	0.26	0.4
RLT	Rhyolite lapilli tuff	1	0.01	0.01	0.01	0.01	0.0
STWK	Stockwork facies	122	0.01	1.07	0.12	0.04	1.5
VSD	Volcanic Sediments	2	0.14	0.30	0.22	0.30	0.5
ZNF	Zinc facies	122	0.03	21.80	6.49	6.00	0.6

Table 8 -Basic Cu assay statistics prior to interpretation
Rockcode	Description	# Samples	Minimum	Maximum	Mean	Median	CV
All	All	1,056	0.00	7.71	0.36	0.21	1.6
ARG	Argillite (mudstone)	1	0.01	0.01	0.01	0.01	0.0
BAF	Barite facies	6	0.01	0.05	0.02	0.02	0.8
CHF	Chert facies	4	0.01	0.12	0.05	0.06	1.0
CHT	Chert	6	0.01	0.09	0.03	0.01	1.2
CUF	Copper facies	12	0.24	2.71	1.41	1.18	0.6
DAT	Dacite ash tuff	9	0.01	0.08	0.02	0.01	1.0
DLT	Dacite lapilli tuff	2	0.13	0.17	0.15	0.17	0.2
EXT	Exhalative facies	12	0.01	1.21	0.39	0.35	1.0
fDXT	Feldspar rich dacite crystal tuff	8	0.00	0.03	0.01	0.01	0.8
FLT	Fault	15	0.01	3.83	0.83	0.30	1.5
fRXT	Feldspar rich rhyolite crystal tuff	0	0.00	0.00	0.00	0.00	0.0
JSP	Jasper	1	0.01	0.01	0.01	0.01	0.0
PYF	Pyrite facies	686	0.01	2.95	0.31	0.22	1.1
QVN	Quartz vein	1	0.01	0.01	0.01	0.01	0.0
RAT	Rhyolite ash tuff	52	0.01	2.85	0.34	0.11	1.6
RBX	Rhyolite breccia	3	0.08	0.14	0.11	0.11	0.3
RFL	Rhyolite flow	1	0.02	0.02	0.02	0.02	0.0
RLT	Rhyolite lapilli tuff	0	0.00	0.00	0.00	0.00	0.0
STWK	Stockwork facies	116	0.00	7.71	0.78	0.34	1.6
VSD	Volcanic Sediments	1	0.19	0.19	0.19	0.19	0.0
ZNF	Zinc facies	120	0.02	0.63	0.18	0.15	0.7

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Lundin Mining Corporation	Technical Report
Estação Deposit, Aljustrel, Portugal

Table 9 –Basic Pb assay statistics prior to interpretation
Rockcode Description		Samples	Minimum	Maximum	Mean	Median	CV
All	All	1,128	0.01	8.09	0.83	0.48	1.3
ARG	Argillite (mudstone)	1	0.01	0.01	0.01	0.01	0.0
BAF	Barite facies	11	0.01	0.15	0.04	0.03	0.9
CHF	Chert facies	12	0.01	0.32	0.05	0.01	1.8
CHT	Chert	11	0.01	0.08	0.02	0.01	1.1
CUF	Copper facies	12	0.05	1.06	0.54	0.52	0.6
DAT	Dacite ash tuff	14	0.01	0.09	0.02	0.01	1.1
DLT	Dacite lapilli tuff	2	0.20	0.30	0.25	0.30	0.3
EXT	Exhalative facies	13	0.01	1.71	0.42	0.14	1.3
fDXT	Feldspar rich dacite crystal tuff	22	0.01	1.50	0.09	0.01	3.7
FLT	Fault	16	0.01	1.58	0.44	0.11	1.2
fRXT	Feldspar rich rhyolite crystal tuff	3	0.01	0.02	0.01	0.01	0.4
JSP	Jasper	5	0.01	0.02	0.01	0.01	0.4
PYF	Pyrite facies	687	0.01	7.46	0.98	0.70	1.0
QVN	Quartz vein	5	0.01	0.01	0.01	0.01	0.0
RAT	Rhyolite ash tuff	62	0.01	0.88	0.04	0.01	2.9
RBX	Rhyolite breccia	3	0.55	1.18	0.87	0.89	0.4
RFL	Rhyolite flow	2	0.03	0.03	0.03	0.03	0.0
RLT	Rhyolite lapilli tuff	1	0.01	0.01	0.01	0.01	0.0
STWK	Stockwork facies	122	0.01	0.30	0.03	0.01	1.7
VSD	Volcanic Sediments	2	0.04	0.12	0.08	0.12	0.7
ZNF	Zinc facies	122	0.01	8.09	1.92	1.68	0.8

Table 10 –Basic Ag assay statistics prior to interpretation
Rockcode	Description	# Samples	Minimum	Maximum	Mean	Median	CV
All	All	1,128	0.1	369.0	29.4	20.0	1.1
ARG	Argillite (mudstone)	1	1.7	1.7	1.7	1.7	0.0
BAF	Barite facies	11	1.7	15.1	6.6	4.6	0.7
CHF	Chert facies	12	0.7	14.2	3.2	1.1	1.3
CHT	Chert	11	0.7	7.6	2.3	1.2	1.1
CUF	Copper facies	12	8.3	41.7	20.6	17.1	0.5
DAT	Dacite ash tuff	14	0.9	8.6	3.0	2.7	0.6
DLT	Dacite lapilli tuff	2	16.5	22.3	19.4	22.3	0.2
EXT	Exhalative facies	13	0.2	72.6	16.8	4.0	1.3
fDXT	Feldspar rich dacite crystal tuff	22	0.1	56.1	5.2	1.5	2.4
FLT	Fault	16	2.0	41.9	16.2	16.5	0.7
fRXT	Feldspar rich rhyolite crystal tuff	3	0.8	2.6	1.4	0.9	0.7
JSP	Jasper	5	0.6	2.5	1.5	1.8	0.5
PYF	Pyrite facies	687	3.5	369.0	35.3	25.6	0.8
QVN	Quartz vein	5	0.8	1.6	1.1	1.1	0.3
RAT	Rhyolite ash tuff	62	0.3	61.3	5.1	2.8	1.9
RBX	Rhyolite breccia	3	26.1	37.0	29.8	26.2	0.2
RFL	Rhyolite flow	2	2.0	3.4	2.7	3.4	0.4
RLT	Rhyolite lapilli tuff	1	0.3	0.3	0.3	0.3	0.0
STWK	Stockwork facies	122	0.7	29.6	7.1	5.9	0.7
VSD	Volcanic Sediments	2	1.7	10.7	6.2	10.7	1.0
ZNF	Zinc facies	122	1.2	276.0	54.1	45.4	0.8

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Table 11 –Basic Au assay statistics prior to interpretation
Rockcode	Description	# Samples	Minimum	Maximum	Mean	Median	CV
All	All	1,128	0.01	2.26	0.21	0.15	1.2
ARG	Argillite (mudstone)	1	0.02	0.02	0.02	0.02	0.0
BAF	Barite facies	11	0.05	1.31	0.48	0.21	1.0
CHF	Chert facies	12	0.01	0.21	0.05	0.01	1.4
CHT	Chert	11	0.01	0.25	0.07	0.05	1.1
CUF	Copper facies	12	0.05	0.40	0.13	0.11	0.7
DAT	Dacite ash tuff	14	0.01	0.15	0.03	0.02	1.2
DLT	Dacite lapilli tuff	2	0.06	0.07	0.07	0.07	0.1
EXT	Exhalative facies	13	0.03	0.80	0.21	0.13	1.3
fDXT	Feldspar rich dacite crystal tuff	22	0.01	0.63	0.04	0.01	3.0
FLT	Fault	16	0.01	0.75	0.22	0.10	1.1
fRXT	Feldspar rich rhyolite crystal tuff	3	0.01	0.01	0.01	0.01	0.0
JSP	Jasper	5	0.01	0.01	0.01	0.01	0.0
PYF	Pyrite facies	687	0.01	2.26	0.26	0.19	1.0
QVN	Quartz vein	5	0.01	0.02	0.01	0.01	0.4
RAT	Rhyolite ash tuff	62	0.01	0.22	0.03	0.01	1.5
RBX	Rhyolite breccia	3	0.10	0.17	0.13	0.12	0.3
RFL	Rhyolite flow	2	0.01	0.01	0.01	0.01	0.0
RLT	Rhyolite lapilli tuff	1	0.01	0.01	0.01	0.01	0.0
STWK	Stockwork facies	122	0.01	0.62	0.07	0.03	1.6
VSD	Volcanic Sediments	2	0.03	0.05	0.04	0.05	0.4
ZNF	Zinc facies	122	0.01	0.99	0.28	0.27	0.6

17.5    Statistical analysis after compositing and domaining

An analysis of assay sample lengths by rockcode was completed to determine the range of sample lengths for the most important rock types (Table 12). The maximum sample length of the intervals coded as copper facies is 1.52 m, pyrite facies is 2.76 m, stockwork facies is 3.00 m and zinc facies is 2.15 m. In order to preserve the grade variability and provide equal support, the assay intervals were composited to 3.0 m downward from the drillhole collars, adhering to the wireframe contacts.

Composites within the massive sulfide were assigned a domain code of 100 and those within the stockwork a domain code of 101.

Table 12 -Sample length statistics
Rockcode	Description	# Samples	Minimum	Maximum	Mean	Median
All	All	1,129	0.12	11.00	1.25	1.00
ARG	Argillite (mudstone)	1	1.00	1.00	1.00	1.00
BAF	Barite facies	11	0.30	1.12	0.78	0.82
CHF	Chert facies	12	0.38	2.95	1.59	2.00
CHT	Chert	11	0.12	1.15	0.88	1.00
CUF	Copper facies	12	0.75	1.52	1.01	1.00
DAT	Dacite ash tuff	14	0.90	3.00	1.90	2.00
DLT	Dacite lapilli tuff	2	1.00	1.30	1.15	1.30
EXT	Exhalative facies	13	0.17	2.40	0.85	0.92
fDXT	Feldspar rich dacite crystal tuff	22	0.20	3.35	2.09	2.00
FLT	Fault	16	0.20	3.35	1.33	1.00
fRXT	Feldspar rich rhyolite crystal tuff	3	2.00	3.00	2.67	3.00
JSP	Jasper	5	1.00	2.00	1.69	1.93
PYF	Pyrite facies	688	0.13	2.76	1.07	1.00
QVN	Quartz vein	5	0.95	2.65	1.42	1.00
RAT	Rhyolite ash tuff	62	0.75	3.00	1.95	2.00
RBX	Rhyolite breccia	3	0.55	2.00	1.52	2.00
RFL	Rhyolite flow	2	2.00	2.00	2.00	2.00
STWK	Stockwork facies	122	0.28	3.00	1.86	2.00
VSD	Volcanic Sediments	2	1.35	2.30	1.83	2.30
ZNF	Zinc facies	122	0.50	2.15	1.03	1.00

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A statistical analysis was completed after compositing and assignment of domains. The results of this analysis are shown in Table 13. It can be seen that the grade variability has been reduced by the compositing process, such that the maximum grade for a 3.0 m composite is 17.0% Zn compared to maximum in the raw assays of 21.8% Zn. CV values have also been reduced from a maximum of 3.1 for Zn in the feldspar rich dacite crystal tuff unit to a maximum of 1.7 in the stockwork domain.

Table 13 –Domained composite statistics
		Domain 100	Domain 101
	All	Massive Sulfide	Stockwork
Metal Association		Zn-Pb-Ag	Zn-Pb-Cu-Au-Ag
# Samples	414	305	109
Zn %
Minimum	0.01	0.03	0.01
Maximum	17.00	17.00	1.19
Mean	2.44	3.26	0.13
Median	1.69	2.67	0.03
CV	1.1	0.8	1.7
Cu%
Minimum	0.01	0.01	0.01
Maximum	6.06	2.34	6.06
Mean	0.41	0.33	0.63
Median	0.25	0.23	0.37
CV	1.4	1.0	1.5
Pb %
Minimum	0.01	0.01	0.01
Maximum	6.31	6.31	0.28
Mean	0.79	1.07	0.02
Median	0.51	0.82	0.01
CV	1.1	0.9	1.6
Au g/t
Minimum	0.01	0.02	0.01
Maximum	1.72	1.72	0.30
Mean	0.20	0.25	0.05
Median	0.14	0.19	0.03
CV	1.1	0.9	1.1
Ag g/t
Minimum	0.3	3.5	0.3
Maximum	209.3	209.3	19.9
Mean	28.7	36.6	6.6
Median	19.9	26.9	5.4
CV	1.0	0.8	0.7

Although the quantity of data is low, particularly in the stockwork domain, the statistics presented in Table 13 show the massive sulfide domain to consist generally of single grade populations without significant grade outliers. CV values for the massive sulfide domain are considered low, ranging from 0.8 for Zn and Ag to 1.0 for Cu. The stockwork domain however, shows signs of possible mixed populations with CV values moderate to low with values ranging from 0.7 for Ag to 1.7 for Zn.

17.6     Metal Correlation

A metal correlation analysis was performed on the domained composites (Table 14). Zn-Pb-Ag exhibit a strong correleation within the massive sulfide domain, while only Zn-Pb exhibit a strong correlation with the stockwork domain. Zn-Ag, Pb-Ag, Cu-Ag and Au-Ag show a moderate correlation within the stockwork domain.

Table 14 -Metal correlations
	Average Composite Grades					Correlations
Domain	Zn%	Pb%	Cu%	Au g/t	Ag g/t	Zn-Pb	Zn-Cu	Zn-Au	Zn-Ag	Pb-Cu	Pb-Au	Pb-Ag	Cu-Au	Cu-Ag	Au-Ag
MS	3.26	1.07	0.33	0.25	36.6	0.8	-0.3	0.1	0.6	-0.3	0.1	0.8	-0.1	-0.3	0.1
STWK	0.14	0.02	0.63	0.05	6.7	0.6	0.1	0.0	0.3	0.0	0.0	0.3	0.2	0.5	0.4

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17.7     Topcutting

An analysis was performed on the domained composites to determine if topcutting is needed to reduce high grade outliers during block grade estimation. The rank disintegration method was used to determine appropriate topcuts for each grade domain. Table 15 shows the topcuts chosen, their effect on the raw mean and CV, and the percentage of data affected. It can be seen that the only domains where slight topcuts were deemed necessary were the Zn, Cu and Pb stockwork domains.

Table 15 -Topcut analysis
Domain	Topcut	Raw Mean	Topcut Mean	% Decrease	Raw CV	Topcut CV	% Decrease	% Affected
Zn_100	NTC	3.26	3.26	0.0%	0.8	0.8	0.0%	0.0%
Zn_101	0.70	0.13	0.12	8.5%	1.7	1.5	11.5%	4.6%
Cu_100	NTC	0.33	0.33	0.0%	1.0	1.0	0.0%	0.0%
Cu_101	6.00	0.63	0.63	0.1%	1.5	1.5	0.3%	1.0%
Pb_100	NTC	1.07	1.07	0.0%	0.9	0.9	0.0%	0.0%
Pb_101	0.20	0.02	0.02	4.7%	1.6	1.4	14.6%	1.0%
Ag_100	NTC	36.56	36.56	0.0%	0.8	0.8	0.0%	0.0%
Ag_101	NTC	6.58	6.58	0.0%	0.7	0.7	0.0%	0.0%
Au_100	NTC	0.25	0.25	0.0%	0.9	0.9	0.0%	0.0%
Au_101	NTC	0.05	0.05	0.0%	1.1	1.1	0.0%	0.0%

17.8     Findings from statistical analysis of domained composites

The subdivision of the geology into distinct domains based on lithology and assay boundaries was successful in partitioning the mineralization into populations of reduced variability. This reduction in variability (CVs generally below 1.5) is considered sufficient to allow the use of Ordinary Kriging (OK) for both domains.

17.9     Continuity analysis

A continuity study was completed for all elements for both domains. The study generated 3D variograms by defining variance fans along horizontal planes (strike), across-strike vertical fans (dip) and dip plane fans (plunge). This 3D analysis determines the directions of maximum, intermediate and minimum continuity for use in the kriging algorithms.

Due to the low quantity of data at Estação, robust variograms could not be generated for either domain, particularly the stockwork domain. The relatively large drill spacing does not provide data needed to determine short range continuities. Estação is interpreted to be the fault offset of the Feitais deposit. Feitais has been drilled off at a spacing of 40m and has been channel sampled along underground crosscuts. The high density of data at Feitais produces robust variograms, therefore, the variography from Feitais’ massive sulfide Zone A was applied to Estação with slight changes in orientation to match the Estação sulfide bodies.

17.10     Estimation parameters

In order to preserve the metal correlations discussed in Section 17.6 the variography model for Zn was applied to Pb and Ag in producing estimation parameters. Separate variography models were applied to Cu and Au. Esimation parameters generated for the massive sulfide domain were also applied to the stockwork domain. The resulting estimation parameters are shown in Table 16.

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Table 16 -Estimation parameters
Element	Direction	Orientation	Rotation ADA	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3
	1	-42-->348	348			40		130		135
Zn	2	23-->280	-42	0.15	0.28	20	0.29	80	0.28	110
	3	-40-->210	100			35		50		55
	1	-42-->348	348			70		120		125
Cu	2	23-->280	-42	0.15	0.31	60	0.33	150	0.21	165
	3	-40-->210	100			10		35		45
	1	-42-->348	348			40		130		135
Pb	2	23-->280	-42	0.15	0.28	20	0.29	80	0.28	110
	3	-40-->210	100			35		50		55
	1	-42-->348	348			40		130		135
Ag	2	23-->280	-42	0.15	0.28	20	0.29	80	0.28	110
	3	-40-->210	100			35		50		55
	1	-42-->348	348			20		65		70
Au	2	23-->280	-42	0.1	0.29	20	0.35	35	0.26	50
	3	-40-->210	100			20		50		60

17.11    Quantitative Kriging Neighborhood Analysis

A Quantitative Kriging Neighborhood Analysis (QKNA) analysis was performed to determine the optimal kriging plan. A test block with coordinates 198,073X, 101,676Y, -400Z on section 1560FT was chosen. This block is considered to be well informed with respect to the proximal surrounding data. Various case scenarios were examined to determine an optimum block size, max/min sample requirements and the discretization array. The results are presented in Figure 22 to Figure 24.

Figure 22 shows the results of the block size analysis where block sizes ranging from 2x2x2 to 20x20x20 were tested. The Kriging Effeciency and Slope of Regression methods of analysis are shown. Ideal parameters will result in a slope of 1 and Kriging Efficiency of 100%. The block size of 10x10x5 was found to achieve the optimum results in terms of the two methods. This block size should produce the least amount of conditional bias (degree of over-smoothing of grades).

Figure 22 -Block size analysis

Test analyses were run on the block size of 10x10x5 using a range of minimum and maximum samples required from a minimum of 2/ maximum of 10 to a minimum of 12/ maximum of 35. Figure 23 shows the best combined results to occur with a minimum of 5/ maximum of 30 and a minimum of 10/ maximum of 35.

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Figure 23 –Max/min sample analysis

An analysis was performed on the 10x10x5 block size to determine which configuration of discretized points was optimal (Figure 24). Discretized arrays of 2x2x2 to 6x6x4 were tested and a break in the slope of plotted block covariance results was found to occur using a 5x5x4 array.

Figure 24 –Discretization analysis

Table 17 displays the estimation search parameters chosen based on the QKNA analyses.

Table 17 -Estimation search parameters
Pass	Search Radius (X-Range)	Min Samples	Max Samples	Min Octants
1	1	10	35	3
2	1.5	5	30	Not used

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17.12    Block model

A 3D geology model was generated by coding with the domain wireframes (Table 18). Wireframe volumes were captured through the use of "percent" models. Separate models were generated for massive sulfide (domain 100), stockwork (domain 101) and waste (domain 102).

Table 18 -Block model origin
Origin	Block Size	Number of Blocks
198200 mX	10 m	50 Columns
101242.63 mY	10 m	110 Rows
0 mZ	5 m	180 Levels

Figure 25 and Figure 26 display the coded rock type model and percent models respectively for section 1600FT.

Figure 25 -Rock type model section 1600FT

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Figure 26 –Percent model section 1600FT

17.13    Boundary conditions

Hard boundaries were used between the massive sulfide and stockwork domains during grade estimation. Thus, blocks in one domain were not estimated using composites from the other domain. This eliminated the possibility of smearing high grades between domains.

17.14    Classification

The classification of Estação resources incorporated the confidence in drillhole data, the geological interpretation, data distribution, and variogram ranges. The model was coded to identify Indicated and Inferred blocks. Due to the relatively large spacing between drill sections, the acrossstrike grade continuity has not been quantified by variogram analysis, and has been assumed from Feitais variography for the purposes of this study. For this reason, no blocks within the model were classified as Measured. Infill drilling and more detailed grade continuity studies will be required to improve the confidence classification to a level that supports the Measured category and upgrade the existing Inferred resources to Indicated.

Estação Resources were classified as follows:

  Pass 1 was initially coded as Indicated, Pass 2 was initially coded as Inferred (Table 17).

  Pass 1 blocks informed by composites greater than 40m away or with a kriging variance greater than 0.8 were downgraded to Inferred.

  A perimeter was drawn around the drilling and then expanded by 20 m on all sides. No Indicated blocks were defined outside of this perimeter. The perimeter was expanded an additional 20 m and all blocks outside of this were regarded as unmineralized. Figure 27 shows a plan view of the classified blocks with the two perimeters where Indicated blocks are colored red and Inferred green. Indicated blocks were assigned a block model code of 2 and Inferred a code of 3. Figure 28 is an isometric view of the massive sulfide Indicated blocks with respect to the surrounding composites.

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Figure 27 –Classification perimeters -325Z

Figure 28 –Indicated blocks with composites –MS domain

17.15     Validation

The following three techniques were used to validate the Estação block grade models:

  visual inspection of block and composite grades in both section and plan global comparison of mean model and input grades

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  plots of mean input and block grades on a series of sections and plans throughout the deposit

Visual comparison of block and composite grades on sections and plans showed good correlation between the input date and output values. No obvious discrepancies were noted. Sectional plots of the block model and input composites are located in Appendix B.

The global mean block zinc, copper, lead, silver and gold grades were compared with the global mean of the declustered input grades (Table 19). The difference between declustered input grades and model grades are less than 10%. These differences are considered reasonable for an early stage global resource estimate.

Table 19 -Global model validations
	Mean Block Grades					Mean Declustered Input Grades					% Difference
Domain	Zn %	Cu %	Pb %	Ag g/t	Au g/t	Zn %	Cu %	Pb %	Ag g/t	Au g/t	Zn %	Cu %	Pb %	Ag g/t	Au g/t
MS	3.38	0.33	1.09	37.4	0.26	3.22	0.335	1.067	37.1	0.26	-5.1%	0.9%	-1.8%	-0.9%	0.0%
STWK	0.16	0.65	0.03	6.9	0.05	0.146	0.63	0.024	6.9	0.05	-6.2%	-3.2%	-4.2%	0.0%	0.0%

Mean block grades and mean composite grades for Zn, Cu, Pb, Ag and Au were checked on-screen and plotted on a series of sections and plans. Validation plots for Zn in the massive sulfide domain 100 are shown in Figure 29 to Figure 31 and Cu in the stockwork domain in Figure 32 to Figure 34. The trend of block grades generally honor the trend of input grades, and the distribution is smooth as expected from the effects of the kriging interpolation. Portions of the graphs where the block grades deviate from the input grades are generally associated with areas of low data, as expected.

Figure 29 –Zn model validation domain 100 by easting

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Figure 30 -Zn model validation domain 100 by northing

Figure 31 -Zn model validation domain 100 by elevation

Figure 32 -Cu model validation domain 101 by easting

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Figure 33 -Cu model validation domain 101 by northing

Figure 34 -Cu model validation domain 101 by elevation

17.16    Density

Significant density data does not exist for the Estação deposit. For this reason average Feitais deposit densities of 4.6 g/cc for massive sulfide and 3.3 g/cc for stockwork were applied to the Estação density block models.

17.17    Tabulation of resources

At a cut-off of 4.0% zinc the currently defined Indicated Resource at Estação is 5.4 million tonnes grading 5.05% Zn, 0.22% Cu, 1.57% Pb, 47.1 g/t Ag and 0.23 g/t Au (Table 20). Inferred Resources are estimated at 4.8 million tonnes grading 4.79% Zn, 0.24% Cu, 1.47% Pb, 44.5 g/t Ag and 0.29 g/t Au above the same zinc cut-off grade.

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Table 20 -Tabulated resources by Zn cut-offs
Class	Cut-off	Volume	Density	Ktonnes	Zn %	Pb %	Cu %	Ag g/t	Au g/t
Indicated	9	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	8.5	1	4.60	3	8.78	3.15	0.09	101.9	0.18
	8	2	4.60	9	8.52	3.03	0.08	96.1	0.18
	7.5	5	4.60	22	8.05	2.82	0.09	88.5	0.18
	7	14	4.60	63	7.53	2.49	0.11	77.9	0.19
	6.5	53	4.60	243	6.91	2.08	0.14	64.1	0.23
	6	151	4.60	693	6.46	1.89	0.15	57.8	0.25
	5.5	309	4.60	1,423	6.09	1.79	0.16	53.6	0.24
	5	526	4.60	2,419	5.74	1.71	0.17	51.0	0.23
	4.5	841	4.60	3,868	5.36	1.63	0.20	48.4	0.23
	4	1,171	4.60	5,384	5.05	1.57	0.22	47.1	0.23
	3.5	1,410	4.60	6,484	4.83	1.52	0.23	46.7	0.24
	3	1,660	4.60	7,636	4.59	1.45	0.23	45.7	0.24
	2.5	1,986	4.60	9,136	4.28	1.35	0.24	43.8	0.25
	2	2,379	4.60	10,944	3.95	1.24	0.26	41.2	0.26
	1.5	2,776	4.60	12,771	3.63	1.15	0.30	38.5	0.27
	1	2,948	4.60	13,562	3.50	1.11	0.32	37.5	0.26
	0.01	3,923	4.29	16,825	2.86	0.91	0.38	31.6	0.22
Inferred	9	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	8.5	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	8	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	7.5	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	7	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	6.5	3	4.60	13	6.68	2.02	0.19	57.9	0.21
	6	32	4.60	145	6.22	1.89	0.19	54.7	0.26
	5.5	131	4.60	605	5.83	1.75	0.19	50.9	0.27
	5	333	4.60	1,530	5.46	1.67	0.20	48.9	0.28
	4.5	666	4.60	3,061	5.10	1.57	0.22	46.9	0.28
	4	1,043	4.60	4,797	4.79	1.47	0.24	44.5	0.29
	3.5	1,529	4.60	7,032	4.45	1.37	0.26	42.0	0.30
	3	1,972	4.60	9,073	4.19	1.28	0.27	40.2	0.31
	2.5	2,406	4.60	11,070	3.92	1.20	0.29	38.6	0.31
	2	2,912	4.60	13,394	3.63	1.11	0.33	36.4	0.32
	1.5	3,372	4.60	15,513	3.38	1.03	0.37	34.5	0.32
	1	3,530	4.60	16,239	3.29	1.01	0.38	33.8	0.31
	0.01	4,949	4.23	20,953	2.60	0.79	0.42	27.9	0.25

Apart from the above mentioned resources a small Cu resource also exists within the stockwork domain. This resource only slightly overlaps with the Zn resource (ie only an insignificant number of blocks have Cu and Zn grade included in both tables). At a cut-off of 1.5% Cu the currently defined "Indicated" copper resource at Estação is 118,000 tonnes grading 1.99% Cu, 0.11% Zn, 0.03% Pb, 11.7 g/t Ag and 0.08 g/t Au (Table 17). Inferred Resources are estimated at 20,000 tonnes grading 1.58% Cu, 0.13% Zn, 0.03% Pb, 10.3 g/t Ag and 0.09 g/t Au above the same copper cut-off grade.

Table 21 -Tabulated resources by Cu cut-offs
Class	Cut-off	Volume	Density	Ktonnes	Cu %	Zn %	Pb %	Ag g/t	Au g/t
Indicated	3	2	3.30	5	3.31	0.04	0.01	6.4	0.04
	2.5	4	3.30	14	2.99	0.05	0.01	6.2	0.04
	2	12	3.30	41	2.49	0.08	0.02	9.8	0.07
	1.5	36	3.30	118	1.99	0.11	0.03	11.7	0.08
	1	171	3.88	663	1.31	0.90	0.27	16.2	0.18
	0.5	973	3.95	3,838	0.79	1.31	0.39	17.5	0.17
	0.01	3,923	4.29	16,825	0.38	2.86	0.91	31.6	0.22
Inferred	3	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	2.5	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	2	0	0.00	0	0.00	0.00	0.00	0.0	0.00
	1.5	6	3.30	20	1.58	0.13	0.03	10.3	0.09
	1	88	3.65	321	1.17	0.74	0.22	14.6	0.16
	0.5	1,539	4.01	6,164	0.70	1.39	0.40	18.0	0.20
	0.01	4,961	4.23	20,993	0.42	2.59	0.79	27.8	0.25

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Estação Deposit, Aljustrel, Portugal

Graphs depicting the grade-tonnage distributions according to cut-off are shown in Figure 35 and Figure 36.

Figure 35 -Indicated grade-tonnage distributions by Zn grade cut-offs

Figure 36 –Indicated grade-tonnage distributions by Cu grade cut-offs

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18     Other relevant data and information

Although the Estação deposit is located within the Aljustrel Mine property, no engineering or economic studies have included Estação because it is still at an intermediate stage of exploration.

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Estação Deposit, Aljustrel, Portugal

19     Interpretation and conclusions

The Estação deposit is at an intermediate stage of exploration having been subject to several surface core drilling programs. The author is satisfied that the drill sample database and supplementary geological interpretations are valid for the estimation of resources. Resource estimation has been prepared in accordance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. Accepted estimation methods were used to generate 3D block grade models of Zn, Cu, Pb, Ag and Au and assigned densities. The author considers this resource estimate appropriate for use in Preliminary Assessment and Scoping level studies, as well as, for use in targeting future drilling.

The March 2007 classified Indicated resource for Estação above a cut-off of 4% Zn is estimated at 5.4 million tonnes grading 5.05% Zn, 0.22% Cu, 1.57% Pb, 47.1 g/t Ag and 0.23 g/t Au. Above the same zinc cut-off Inferred resources are estimated at 4.8 million tonnes grading 4.79% Zn, 0.24% Cu, 1.47% Pb, 44.5 g/t Ag and 0.29 g/t Au.

Apart from the zinc resources a small copper resource has been estimated within the stockwork portion of the Estação deposit. At a cut-off of 1.5% Cu the currently defined "Indicated" copper resource at Estação is 118,000 tonnes grading 1.99% Cu, 0.11% Zn, 0.03% Pb, 11.7 g/t Ag and 0.08 g/t Au. Inferred copper resources are estimated at 20,000 tonnes grading 1.58% Cu, 0.13% Zn, 0.03% Pb, 10.3 g/t Ag and 0.09 g/t Au above the same copper cut-off grade.

It is the author’s opinion that with additional drilling it may be possible to accomplish the following objectives:

  better quantify the 3D grade continuity and thereby upgrade a portion of the existing Indicated resource to Measured.

  refine the massive sulfide and stockwork geological models.

  upgrade a portion of the Inferred resources to Indicated as well as define addition resources down plunge and to the southeast.

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20     Recommendations

20.1    Drilling

Tests on the March 2007 block model indicate that even a small infill drill program has potential to significantly increase the currently defined Indicated resource. Figure 37 shows the distance of blocks to the nearest composites for the massive sulfide domain. The author recommends targeting the gaps as well as looking for extensions along strike and down plunge. Figure 38 shows a gap in the drilling between two high grade zones. The author recommends targeting between these zones to see if the high grade mineralization is in fact continuous.

Figure 37 –Distance to nearest composite, massive sulfide domain

Figure 38 –Isometric view of massive sulfide domain blocks above 6% Zn

20.2    Data verification

The author recommends continuing the same program of blanks, standards, repeats and field duplicates that was used during the EuroZinc drilling.

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Estação Deposit, Aljustrel, Portugal

20.3     Aljustrel mine lease exploration budget 2007

Table 22 details Lundin’s 2007 exploration budget for Aljustrel which includes surface and underground drilling of known deposits as well as testing a number of exploration targets. Estação surface drilling is budgeted at 2,400 m at an estimated cost of €360,000.

Table 22 –Aljustrel exploration budget, 2007
Deposit	Drilling (m)	Total Budget (€)
Feitais	8,400	€ 1,260,000
Estação	2,400	€ 360,000
Moinho	1,800	€ 270,000
Exploration Targets	2,400	€ 360,000
Total	15,000	€ 2,250,000

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Estação Deposit, Aljustrel, Portugal

21    References

Andrade, R.F., Schermerhorn, L.J.G. (1971): Aljustrel and Gavião. In Carvalho, D., Goinhas, J.A.C., Schermerhorn, L.J.G., editors, Livro guia Excursao 4, 1ºCongresso Hispano-Luso-Americano Geologia Economica, pp. 32-59.

Barrie, C.T., Amelin, J., and Pascual, E., (2002): U-Pb Geochronology of VMS mineralization in the Iberian Pyrite Belt. Mineralium Deposita, Vol. 37, pp. 684-307.

Barriga, F.J.A.S. and Fyfe, W.S., (1998): Multi-phase water-rhyolite interaction and ore fluid generation at Aljustrel, Portugal. Mineralium Deposita, Vol. 30, pp. 188-207.

Barriga, F.J.A.S. and Fyfe, W.S., (1988): Giant pyretic base-metal deposits: the example of Feitais (Aljustrel, Portugal). Chemical Geology, Vol. 69, pp. 331-343.

Barriga, F.J.A.S. (1983): Hydrothermal metamorphism and ore genesis at Aljustrel, Portugal. Phd thesis, University of Western Ontario, London. 368 pp. Barriga, F.J.A.S., Carvelho, D., Ribeiro, A., (1997): Introduction to the Iberian Pyrite Belt. In Barriga, F.J.A.S and Carvelho, D. editors, Geology and VMS Deposits of the Iberian Pyrite Belts, Society of Economic Geologist Neves Corvo Field Conference 1997, Guidebook Series Volume 27, pp. 1-20.

Blower, S., (in publication): Mineral Resource Estimate for the Moinho deposit, Aljustrel Portugal, Amec Americas Limited. Unpublished report commissioned by EuroZinc Mining Corporation.

CIM, 2005. CIM Definition Standards on Mineral Resources and Mineral Reserves. Adopted by CIM Council December 11, 2005.

Carvalho, C.M.N. and Barriga, F.J.A.S., (2000): Preliminary report of the detailed mineralogical study at the alteration zones surrounding the Feitais VMS orebody (Aljustrel, Portugal, IPB). In Gemmell, J.B. and Pongratz, J. editors, Volcanic Environments and Massive Sulphide Deposits, Center for Ore Deposits and Research (CODES) and Society of Economic Conference and Meeting, Nov. 16-19, 2000, CODES Special Publication 3.

Dawson, G.L, Barrett, T.J., Alverca, R., Azinhaga, V., Caessa, P., Carmichael, B., Cuttle, J., Soares, S., Sousa, J. (2000): Aljustrel Polymetallic Massive Sulphide Deposits, Portugal; Irish Association for Economic Geology, Y2000 Conference, Program with Abstracts, Galway, Ireland.

Dawson, G.L., Barrett, T.J., Caessa, P., Alverca, R. (2001): The Feitais Polymetallic Massive Sulphide Deposit, Southern Portugal; GEODE Workshop ‘Massive Sulphide deposits in the Iberian Pyrite Belt: New advances and comparisons with equivalent systems’, Program with Abstracts, Aracena, Spain.

Dawson, G.L., Caessa, P., Alverca, R., Sousa, J. (2001): Geology of the Aljustrel Mine area, southern Portugal; GEODE Workshop ‘Massive Sulphide deposits in the Iberian Pyrite Belt: New advances and comparison with equivalent systems’. Aljustrel Field Trip Guide, Aracena, Spain.

Drake, JS., Lauzier, G., Dawson, GL. (2004): Technical Report on the Aljustrel Project, Portugal. Filed by EuroZinc Mining Corporation on SEDAR on March 31, 2006.

Rescan Engineering Ltd., (1998): Aljustrel Project Pre-feasibility Study. Unpublished Report commissioned by Auspex Minerals Ltd. and International Vestor Resources Ltd.

Revlas, J.M.R.S., (1991): Estudo geologico e metalogenetico da area de Gavião, Baixo Alentejo, MSc thesis, University of Lisbon. 250 pp.

Robertson Research Minerals Ltd., (1994): Report on the Technical and Economic Viability of the Resumption of Metal Mining and Processing Operations at the Aljustrel Deposits of Pirites Alentejanas, Portugal. Unpublished Report.

Schermerhorn, L.J.G. and Stanton, W.I., (1969): Folded overthrusts at Aljustrel (South Portugal). Geological Magazine, Vol. 106, pp. 130-141.

Shouldice, P., (2004): An Assessment of Flotation Response for Pirites Alentejanas SA., Aljustrel mine – Feitais deposit, G&T Metallurgical Services Ltd. Unpublished report commissioned by EuroZinc Mining Corporation. Report Number KM 1544.

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Estação Deposit, Aljustrel, Portugal

Shouldice, P., (2005): Process Parameters and Flowsheet Design for Pirites Alentejanas SA., Aljustrel mine – Feitais deposit, G&T Metallurgical Services Ltd. Unpublished report commissioned by EuroZinc Mining Corporation. Report Number KM 1604.

Steffen, Robertson and Kirsten (Canada) Ltd., (2000): Aljustrel Feasibility Study. Unpublished report commissioned by EuroZinc Mining Corporation.

Steffen, Robertson and Kirsten (Canada) Ltd., (2001): Aljustrel Feasibility Study – Updated Executive Summary. Unpublished report commissioned by EuroZinc Mining Corporation.

Veirtanen, V., (2004): Aljustrel Project – Process Plant Early Engineering Study, OutoKumpu Technology Minerals Oy. Unpublished report commissioned by EuroZinc Mining Corporation.

Wilson, G. (1999): Mineralogy of the Feitais Massive Sulphide Deposit, Iberian Pyrite Belt, southern Portugal. Unpublished report commissioned by EuroZinc Mining Corporation.

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22     Certificate of author

Neil R. Burns, M.Sc., P.Geo.
Somincor S.A, Mina de Neves-Corvo
Apartado 12, 7780-909 Castro Verde
Portugal
Email: nburns@lundinmining.ca

I, Neil R. Burns, M.Sc., P.Geo., am a Professional Geoscientist employed as a Project Geologist with Lundin Mining Company 2101-885 West Georgia Street, Vancouver B.C., Canada V6C 3E8.

I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie University, Halifax, NS in 1995. Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen’s University in 2003. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a geologist for a total of twelve years since graduating with my bachelor’s degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of the technical report titled "Technical Report, Estação Deposit, Aljustrel, Portugal" dated March 31, 2007.

I have been working in exploration on site in Portugal since November 2005, having visited the underground mine, surface outcroppings and core facilities at Aljustrel on numerous occasions.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.

Due to my position with Lundin I am not considered independent of the issuer when applying the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in accordance with that instrument and form.

Dated at Lombador, Portugal, this 31st day of March, 2007.

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Estação Deposit, Aljustrel, Portugal

23     Consent of qualified person

Neil R. Burns, M.Sc., P.Geo.
Somincor S.A, Mina de Neves-Corvo
Apartado 12, 7780-909 Castro Verde
Portugal
Email: nburns@lundinmining.ca

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Neil R. Burns, M.Sc., P.Geo., do hereby consent to the filing of the report titled "Technical Report, Estação Deposit, Aljustrel, Portugal" prepared for Lundin Mining Corporation and dated March 31, 2007.

Dated at Lombador, Portugal this 31st day of March, 2007.

March 2007	70	COPPER ZINC LEAD SILVER

Appendix A

Quality control and quality assurance

Quality Control and Quality Assurance

An extensive quality control program consisting of sample blanks, standards and duplicates was initiated to ensure the quality of the assay data. Control samples account for approximately 10% of all samples collected and assayed, which SRK considers to be adequate for this type of deposit. The control samples were inserted into the sample sequence by selecting 10 random numbers between one and one hundred. Three of the random numbers correspond to sample blanks, three to duplicate samples and four to sample standards (including 2 high-grade and 2 low-grade standards). For every 100 samples, the last two digits in the sample number correspond to the type of control sample inserted. Table 2A.1 illustrates how these control samples were inserted.

Control Sample Program
No.	Type of Control Sample
12	Blank
18	Standard, high-grade
24	Duplicate of previous sample
38	Duplicate of previous sample
42	Blank
52	Standard, low-grade
67	Blank
70	Duplicate of previous sample
91	Standard, low-grade
94	Standard, high-grade

For example, sample number 355412 will be a blank sample and 356491 will be a low-grade standard. This pseudo-random sequence will repeat with every 100 samples. Although not ideal, it does minimize the possibility of sample numbering problems, which is a concern if a truly random sequence is used.

This section discusses results from the entire assay program, including diamond drilling, re-assaying and underground channel samples from both the Feitais and Moinho deposits.

All plots in this appendix use the following legend:

Sample Blanks

Sample blanks are used to detect contamination between samples due to poorly cleaned laboratory equipment. The sample blanks were made by EuroZinc from unmineralized greywacke or gabbro. Sample blanks returning metal contents greater than 2 standard deviations from the mean were flagged and three or more samples from that batch were sent to a second lab for check assaying.

A total of 149 sample blanks were inserted into the sample set. A total of 14 sample batches contained samples where at least one of the five metals assayed greater than two standard deviations from the mean. Three samples from each of these batches were sent to an independent laboratory to confirm the accuracy of the initial assay. The majority of the sample blanks inserted into the sample string assayed very near zero, indicating that contamination during sample preparation is minimal.

SAMPLE BLANKS

0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
Au (g/t)
0
25
50
75
100
125
150
Sample

16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Ag (g/t)
0
25
50
75
100
125
150
Sample

SAMPLE BLANKS

1.20
1.00
0.80
0.60
0.40
0.20
0.00
Zn (%)
0
25
50
75
100
125
150
Sample

0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
Pb (%)
0
25
50
75
100
125
150
Sample

Sample Standards

Sample standards were inserted into the sample string to monitor the accuracy and precision of the assaying method. Commercial sample standards were not used by EuroZinc because of their prohibitive cost. Instead, sample standards were prepared onsite as EuroZinc as they had access to suitable sample material and sample preparation facilities. Small bulk samples (50 to 100 kg) of sulfides were collected from underground workings; one sample was of high-grade zinc mineralization and a second was from low grade zinc mineralization. Each sample was crushed, thoroughly mixed and sealed in approximately 300 gram bags. Several splits were sent to different labs to provide a measure of the metal content and the homogeneity of the standards. As the material was used-up during the course of the drill program, additional standards were prepared. A total of three high-grade and three low-grade sample standards were prepared.

Ninety seven high-grade and 93 low-grade sample standards were inserted into the sample set and assay results are shown in Figure 2A.2 and 2A.3. A total of 16 sample batches from the low-grade sample standards and 16 sample batches from the high sample standard contained at least one metal assaying greater than two standard deviations from the mean. Three samples from each of these sample batches were sent to an independent laboratory for re-analysis, confirming that the variance identified in the standard was due to heterogeneity in the sample standard and not the original assay.

SAMPLE STANDARDS (HIGH GRADE)

1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Au (g/t)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

120.0
100.0
80.0
60.0
40.0
20.0
0.0
Ag (g/t)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

SAMPLE STANDARDS (HIGH GRADE)

10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Zn (%)
0
20
40
60
80
100
Sample

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Pb (%)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

SAMPLE STANDARDS (LOW GRADE)

1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Au (g/t)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Ag (g/t)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

SAMPLE STANDARDS (LOW GRADE)

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Zn (%)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Pb (%)
Stnd. 1
Stnd. 2
Stnd. 3
0
20
40
60
80
100
Sample

Duplicate Samples

Sample duplicates were prepared by taking a second 300 gram split from the crushed sample, and occasionally, from quartered drill core. The two quarter cores were sampled and assayed separately, leaving half of the core in the box. Duplicate samples provide an indication of the precision of the assay and the local variability of grade within the deposit.

If the difference between the two analyses was greater then 2 standard deviations from the mean difference, then three samples from each of these suspect batches were sent for check assay at an independent laboratory (Figure 2A.4). A total of 166 sample duplicates were analyzed. In general, the duplicate samples compared very well with the initial sample, indicating the high level of accuracy in sample preparation and assay at the laboratory and the relatively low amount of local grade variability within the deposit.

DUPLICATE SAMPLES

0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Au1-Au2 (g/t)
0
25
50
75
100
125
150
175
Sample

25.0
20.0
15.0
10.0
5.0
0.0
Ag1-Ag2 (g/t)
0
25
50
75
100
125
150
175
Sample

DUPLICATE SAMPLES

Zn1-Zn2 (%)
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0
25
50
75
100
125
150
175
Sample

Pb1-Pb2 (%)
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
0
25
50
75
100
125
150
175
Sample

Check Samples

A number of sample pulps were sent to second and third independent laboratories to compliment the quality control program used by Eurozinc for samples submitted to Assayers Canada. One hundred selected sample pulps from suspect batches (control samples outside of 2 standard deviations as described above) were sent to Chemex Laboratories. The zinc assays from Chemex are, on average, 0.18 of a zinc percent lower than the assays from Assayers (e.g. 5.99% zinc vs 6.17% zinc). These samples, as well as an additional 90 samples assayed by Assayers, were sent to Acme Laboratories. The zinc assays from Acme are, on average, 0.03 of a zinc percent lower than the assays from Assayers (e.g. 5.97% zinc vs 6.00% zinc). The check assay program did not indicate any analytical bias between laboratories and confirms the quality of the analyses performed by Assayers Canada.

Appendix B

Zn block model and composites, massive sulfide domain

-200 Z
-300 Z
-400 Z
700 X
800 X
900 X

lundin mining exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1480FT

Drawn by: NRB

Scale: 1 : 1,500

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-300 Z
-400 Z
-500 Z
700 X
800 X
900 X
1000 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1520FT

Drawn by: NRB
Scale: 1 : 2,000

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-300 Z
-400 Z
-500 Z
700 X
800 X
900 X
1000 X
1100 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1560FT

Drawn by: NRB
Scale: 1 : 2,000

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-300 Z
-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X
1100 X
1200 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1600FT

Drawn by: NRB
Scale: 1 : 3,000

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-300 Z
-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X
1100 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1640FT

Drawn by: NRB

Scale: 1 : 2,500

ZINC

0.00	1.00	black
1.00	2.00	brown
2.00	3.00	blue
3.00	5.00	cyan
5.00	6.00	green
6.00	7.00	yellow
7.00	8.00	red
8.00	999.00	magenta

-300 Z
-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X
1100 X

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1680FT

Drawn by: NRB

Scale: 1 : 2,500

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

lundin mining exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

-300 Z
-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X
1100 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1720FT

Drawn by: NRB
Scale: 1 : 2,500

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-300 Z
-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X
1100 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1760FT

Drawn by: NRB

Scale: 1 : 2,500

ZINC

0.00	1.00	
1.00	2.00	
2.00	3.00	
3.00	5.00	
5.00	6.00	
6.00	7.00	
7.00	8.00	
8.00	999.00

-400 Z
-500 Z
-600 Z
600 X
700 X
800 X
900 X
1000 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1800FT

Drawn by: NRB

Scale: 1 : 2,000

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00

-500 Z
-600 Z
700 X
800 X
900 X
1000 X

lundin mining
exploration

Suite 2101 885 West Georgia St
Vancouver, BC V6C 3E8
www.lundinmining.com

Estação Resource Estimate 2007

Zn Block Grades and Composites -MS Domain

Section 1840FT

Drawn by: NRB

Scale: 1 : 1,500

ZINC

0.00	1.00
1.00	2.00
2.00	3.00
3.00	5.00
5.00	6.00
6.00	7.00
7.00	8.00
8.00	999.00